Exhibit 99.2

ALEXCO RESOURCE CORP.

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

For

The Annual General Meeting of Shareholders

To be held on

Thursday, June 6, 2019

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares you may contact Alexco Resource Corp’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

TABLE OF CONTENTS

NOTICE OF MEETING	I
GLOSSARY OF TERMS	1
GENERAL PROXY INFORMATION	3
Appointment of Proxyholder	3
Voting by Proxy	3
Completion and Return of Proxy	3
Notice-and-Access	3
Non-Registered Holders	4
Revocability of Proxy	5
Voting Securities and Principal Holders of Voting Securities	5
Particulars of Matters To Be Voted Upon	5
Number of Directors	5
Election of Directors	5
Majority Voting Policy	5
Directors Nominated for Election	5
Attendance at Board and Committee Meetings	8
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	8
Appointment of Auditors	9
Adoption of New Equity Incentive Plans	9
Compensation Discussion and Analysis	18
Objectives of Compensation Program	18
Elements of Executive Compensation	18
Role of Compensation Committee	19
Role of CEO	20
Role of Compensation Consultant and Peer Benchmarking and Determination of Comparator Group	20
Consideration of Risks Associated with Compensation Policies and Practices	21
Policy Regarding Purchase of Financial Instruments to Hedge Equity Based Compensation	21
Executive Compensation	22
Determination of Executive Compensation for 2018	22
Short-term Incentive Plan	22
Long Term Incentive Plan and Stock Option Performance Objectives	23
Summary Compensation Table	24
Outstanding Share-Based Awards and Option-Based Awards	25
Incentive Plan Awards - Value Vested or Earned During the Year	26
Pension Plan Benefits	26
Employment Contracts with Named Executive Officers	26
Termination and Change of Control Benefits	27
Performance Graph	28
Director Compensation	29
Determination of Director Compensation for 2018	29
Outstanding Share-Based Awards and Option-Based Awards	30
Incentive Plan Awards - Value Vested or Earned During the Year	30
Securities Authorized For Issuance Under Equity Compensation Plans	31
2016 Equity Incentive Plan (Existing)	31
Burn Rate	33
Corporate Governance Practices	33
Independence of the Board	33

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Board Mandate	34
Board Chair and Lead Director	34
Position Descriptions	34
Board Committees	34
Assessments	35
Orientation and Continuing Education	35
Ethical Business Conduct	35
Nomination of Directors	36
Director Share Ownership Requirements	36
Compensation	36
Director Term Limits and Other Mechanisms of Board Renewal	36
Policies Regarding the Representation of Women on the Board	36
Consideration of the Representation of Women in the Director Identification and Selection Process	37
Consideration Given to the Representation of Women in Executive Officer Appointments	37
Targets Regarding the Representation of Women on the Board and in Executive Officer Positions	37
Number of Women on the Board and in Executive Officer Positions	37
Majority Voting Policy	37
Participation of Directors in Other Reporting Issuers	38
Interlocking Directorships	38
Audit Committee Information	38
Other Information	38
Indebtedness to Corporation of Directors and Officers	38
Management Contracts	39
Interest of Certain Persons or Companies in Matters To Be Acted Upon	39
Interest of Informed Persons in Material Transactions	39
Additional Information	39

SCHEDULE “A” ALEXCO RESOURCE CORP. NEW STOCK OPTION PLAN APRIL 26, 2019

SCHEDULE “B” ALEXCO RESOURCE CORP. NEW RESTRICTED SHARE UNIT PLAN APRIL 26, 2019

SCHEDULE “C” ALEXCO RESOURCE CORP. NEW DEFERRED SHARE UNIT PLAN APRIL 26, 2019

SCHEDULE “D” MANDATE OF THE BOARD OF DIRECTORS

SCHEDULE “E” COMPENSATION COMMITTEE CHARTER

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ALEXCO RESOURCE CORP.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, British Columbia, V7X 1M9

Telephone: (604) 633-4888
Facsimile: (604) 633-4887

NOTICE OF MEETING

TO: The Shareholders of Alexco Resource Corp.

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the “Meeting”) of the holders of common shares (“Shares”) of Alexco Resource Corp. (the “Corporation” or “Company” or “Alexco”) will be held at the offices of Fasken Martineau DuMoulin LLP, Suite 2900, 550 Burrard Street, Vancouver, British Columbia, on Thursday, June 6, 2019, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditors’ report thereon for the year ended December 31, 2018;
2.	To fix the number of directors at seven;
3.	To elect directors for the ensuing year;
4.	To appoint the auditors for the ensuing year;
5.	To approve an ordinary resolution, the full text of which is set forth in the accompanying information circular, approving and ratifying the adoption of a new stock option plan (the “New Option Plan”) to replace the existing equity incentive plan of the Corporation (the “2016 Equity Incentive Plan”). The New Option Plan is a “rolling” plan, pursuant to which the Corporation may issue options to purchase common shares. The aggregate number of common shares that may be reserved for issuance upon exercise of the options shall not exceed 10% of the Corporation’s issued and outstanding common shares from time to time;
6.	To approve an ordinary resolution, the full text of which is set forth in the accompanying information circular, approving and ratifying the adoption of a new restricted stock unit incentive plan (the “New RSU Plan”). The New RSU Plan is a “rolling” plan, pursuant to which the aggregate number of common shares available for issuance under such plan shall not exceed 3.0% of the Corporation’s issued and outstanding common shares from time to time; and
7.	To approve an ordinary resolution, the full text of which is set forth in the accompanying information circular, approving and ratifying the adoption of a new deferred share unit plan (the “New DSU Plan”). The new DSU Plan is a “fixed” plan, pursuant to which the aggregate number of common shares reserved for issuance under such plan shall not exceed 2,100,000 common shares of the Corporation and shall only be issued to Directors of the Corporation.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a financial statement and MD&A request form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of Shares of record at the close of business on April 22, 2019 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

Alexco has elected to use the notice & access provisions (the “notice-and-access provisions”) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations for the Meeting. Notice-and-access provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing Alexco to post the information circular and any additional Meeting materials online. Shareholders will still receive this Notice of Meeting and a form of proxy (or voting instruction form if applicable) and may choose to receive a paper copy of the information circular. Alexco will not use procedures known as “stratification” in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

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The Meeting materials, including this Notice of Meeting, are available on Alexco’s website at www.alexcoresource.com/investors/annual-general-meeting/ and will remain on the website for at least one full year from the date of this Notice of Meeting. The Meeting materials are also available under Alexco's profile on SEDAR at www.sedar.com.

Any shareholder who wishes to receive a printed paper copy of the information circular prior to the date of the Meeting must request a copy from Alexco no later than May 27, 2019 by calling toll-free in North America at 1-855-777-8811, or by e-mailing info@alexcoresource.com. Alexco will send paper copies of the information circular to requesting shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. To obtain a paper copy of the information circular after the date of the Meeting, please contact Alexco's Chief Financial Officer at (604) 433-4888. Alexco will send paper copies of the information circular to requesting shareholders at no cost to them within ten calendar days of their request, if such requests are made after the date of the Meeting. A shareholder may also contact Alexco at the contact number or address and within the time frames noted above to request and receive a copy of Alexco's financial statements and MD&A.

To obtain additional information about the notice-and-access provisions, a shareholder may contact Alexco’s transfer agent, Computershare Investor Services Inc., at the following toll-free number: 1-866-964-0492.

DATED as of the 26th day of April, 2019.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, Executive Chairman & Chief Executive Officer

If you have any questions or need assistance with voting your proxy, please contact Laurel Hill, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at:assistance@laurelhill.com.

ALEXCO RESOURCE CORP.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, British Columbia, V7X 1M9

Telephone: (604) 633-4888; Facsimile: (604) 633-4887

INFORMATION CIRCULAR

(As at April 26, 2019, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular. Any capitalized but undefined terms shall have the meanings ascribed to them in the respective documents to which they refer.

“2016 Equity Incentive Plan” means the equity incentive plan approved by Alexco’s shareholders at the annual general meeting held on June 9, 2016.

“Award” means any right granted under the New Stock Option Plan, New RSU Plan and New DSU Plan (collectively, the “New Equity Incentive Plans”) or the 2016 Equity Incentive Plan, which includes stock options, restricted share units and deferred share units.

“Board” means the board of directors of the Corporation.

“business day” means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.

“Circular” means, collectively, the Notice of Meeting and this information circular sent to Shareholders in connection with the Meeting.

“Committee” means a standing committee of the Board.

“Common Share” or “Share” means a common share in the capital of the Corporation.

“Comparator Group” means the group of comparable peers as defined and set out under the heading “Compensation Discussion and Analysis - Role of Compensation Consultant and Peer Benchmarking and Determination of Comparator Group”.

“Corporation” or “Company” or “Alexco” means Alexco Resource Corp., a company organized under the laws of British Columbia.

“DSU” means a deferred share unit.

“EHS&T Committee” means the Environmental, Health, Safety & Technical Committee of the Board.

“Fair Market Value” means, with respect to a Share subject to an Award, the volume weighted average price of the Shares on The Toronto Stock Exchange for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on The Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.

“Insider” has the meaning set out in the Toronto Stock Exchange Company Manual.

“Meeting” means the annual general meeting of Shareholders to be held on June 6, 2019, and any adjournment(s) thereof.

“New DSU Plan” means the means the proposed deferred share unit plan as described under “Particulars of Matters to be Voted Upon - Adoption of New DSU Plan”.

“New Option Plan” means the means the proposed stock option plan as described under “Particulars of Matters to be Voted Upon - Adoption of New Option Plan”.

“New RSU Plan” means the means the proposed restricted stock unit incentive plan as described under “Particulars of Matters to be Voted Upon - Adoption of New RSU Plan”.

“NYSE American” means the NYSE American Equities Exchange.

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“NC&G Committee” means the Nominating and Corporate Governance Committee of the Board.

“NI 52-110” means National Instrument 52-110 Audit Committees.

“Notice of Meeting” means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.

“Option” means a stock option granted under the 2016 Equity Incentive Plan or the New Stock Option Plan.

“RSU” means a restricted share unit.

“Shareholder” means a holder of Shares.

“SPA” means the Silver Purchase Agreement entered into with Wheaton Precious Metals Corp.

“TSX” means the Toronto Stock Exchange.

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GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of Alexco for use at the Meeting to be held on June 6, 2019 and at any adjournments thereof. Unless the context otherwise requires, references to Alexco include Alexco and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by the directors, officers and employees. The cost of solicitation will be borne by Alexco.

The Company will also be using the services of Laurel Hill Advisory Group (“Laurel Hill”) to solicit proxies. If you have questions, you may contact the proxy solicitation agent, Laurel Hill, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com. The cost of solicitation will be borne by the Company. The Company expects to pay fees of approximately $35,000 to Laurel Hill for its proxy solicitation service in addition to certain out-of-pockets expenses.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of Alexco (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of Alexco’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Notice-and-Access

In February 2013, the Canadian Securities Administrators implemented regulatory amendments to securities laws, including National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to deliver proxy-related materials to their shareholders using the “notice-and-access” mechanism (as defined under NI 54-101, and sometimes referred to herein as the “notice-and-access provisions”) by posting such materials both on SEDAR and a non-SEDAR website, rather than delivering the materials by mail. The use of notice-and-access reduces paper waste and mailing costs to Alexco. In order for Alexco to employ notice-and-access, Alexco must send a notice to Shareholders indicating that the proxy-related materials have been posted electronically and explaining how a Shareholder can access them or obtain from Alexco a paper copy of those materials. Certain of the required elements of such notice have been built into the accompanying Notice of Meeting.

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Alexco is sending this Circular to Shareholders using notice-and-access as permitted by NI 54-101 and NI 51-102.  The Meeting materials, including this Circular, are available on Alexco’s website at www.alexcoresource.com/investors/annual-general-meeting/ and will remain on the website for at least one full year from the date that the Meeting materials are posted on SEDAR. The Meeting materials are also available under Alexco’s profile on SEDAR at www.sedar.com.

Alexco will not use procedures known as “stratification” in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant information circular to some, but not all, shareholders with the notice package in relation to the relevant meeting. In relation to the Meeting, registered Shareholders will receive a paper copy of each of the Notice of the Meeting and a form of proxy, whereas non-registered Shareholders (see “Non-Registered Holders” below) will receive a paper copy of the Notice of the Meeting and a voting instruction form.

Any Shareholder who wishes to receive a printed paper copy of the Circular prior to the date of the Meeting must request a copy from Alexco no later than May 27, 2019 by calling toll-free in North America at 1-855-777-8811, or by emailing info@alexcoresource.com. Alexco will send paper copies of the Circular to requesting Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. To obtain a paper copy of the Circular after the date of the Meeting, please contact the Chief Financial Officer at (604) 433-4888. Alexco will send paper copies of the Circular to requesting shareholders at no cost to them within ten calendar days of their request, if such requests are made after the date of the Meeting. To obtain additional information about the notice-and-access provisions, a Shareholder may contact Alexco’s transfer agent, Computershare Investor Services Inc., at the following toll-free number: 1-866-964-0492.

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, Alexco has distributed copies of the Notice of Meeting, this Circular, the proxy and other materials (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to Alexco are referred to as “non-objecting beneficial owners” (“NOBOs”). Those non-registered holders who have objected to their Intermediary disclosing ownership information about themselves to Alexco are referred to as “objecting beneficial owners” (“OBOs”).

In accordance with the requirements of NI 54-101, Alexco has elected to send the Meeting Materials directly to NOBOs. If Alexco or its agent has sent these materials directly to you (instead of through a Intermediary), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, Alexco (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Alexco intends to pay for Intermediaries to deliver the Meeting Materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary to OBOs.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.

Broadridge typically mails a scannable voting instruction form (“ VIF”) instead of the form of proxy. Non-Registered Holders are asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, Non-Registered Holders may call a toll-free number or go online to www.proxyvote.com to vote. The Company may utilize the Broadridge QuickVoteTM service

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to assist Shareholders with voting their shares. Certain Non-Registered Holders who have not objected to Alexco knowing who they are may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone.

The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Non-Registered Holder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.

Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Revocability of Proxy

Only a Registered Holders have the power to revoke proxies previously given. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Shareholder or by attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of Alexco, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting.

Non-Registered Holders who wish to change their vote must in sufficient time in advance of the meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke the proxy on their behalf.

Voting Securities and Principal Holders of Voting Securities

Alexco is authorized to issue an unlimited number of common shares without par value. As at April 22, 2019, the record date for the Meeting, 108,647,037 Shares were issued and outstanding. Holders of record of Shares at the close of business on April 22, 2019 are entitled to receive notice of and to vote at the Meeting. The holders of Shares are entitled to one vote for each Share held.

To the knowledge of the directors and executive officers of Alexco, as at the record date, April 22, 2019, no persons or companies beneficially own, control or direct, directly or indirectly, Shares carrying ten percent (10%) or more of the voting rights attached to all outstanding Shares of Alexco.

Particulars of Matters To Be Voted Upon

Number of Directors

Shareholder approval will be sought to fix the number of directors at seven, and unless instructed otherwise the Management Proxyholders named in the form of proxy accompanying this Circular intend to vote in favour of this proposal.

Election of Directors

Majority Voting Policy

The Board adopted a Majority Voting Policy on May 1, 2013, as amended March 13, 2019, pursuant to which if, in an uncontested election of directors, the number of Common Shares “withheld” for any nominee exceeds the number of Common Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the chair of the Board. The N&CG Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation after considering all factors deemed relevant. The Board must take formal action on the N&CG Committee’s recommendation within 90 days of the date of the applicable Shareholders' meeting and announce its decision by press release. Absent exceptional circumstances, the Board will be expected to accept the resignation which will be effective on such date. If the Board declines to accept the resignation, it will include in the press release the reason(s) for its decision.

Directors Nominated for Election

The Board proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees as of April 22, 2019, is as follows:

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Name and Jurisdiction of Residence(5)	Positions Held Within the Corporation	Principal Occupation and Experience(5)	Previous Service as a Director	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly(6)	Age
Clynton R. Nauman Washington USA	Executive Chairman & Chief Executive Officer and Director	Mr. Nauman was named Executive Chairman of the Corporation in April 2017 and has been Chief Executive Officer since December 2004. Mr. Nauman was General Manager of Kennecott Minerals from 1993-1998 and was the President and CEO of Viceroy Resource Corporation from 1998-2002. Mr. Nauman’s more than 40 years of diversified experience in the mineral industry, ranges from exploration and business development to operations and corporate management in the precious metals, base metals and coal sectors. Mr. Nauman holds a B.Sc. (Hons) in geology.	Since December 3, 2004	4,055,369 Shares(7) 2,225,000 Stock Options 125,000 RSUs	70
Elaine Sanders British Columbia Canada	Director(1)(2)(4)

Ms. Sanders is Vice President, Chief Financial Officer and Corporate Secretary for Trilogy Metals Inc. (“Trilogy”) and is responsible for all aspects of financial services, financial reporting, and corporate governance.

Prior to Trilogy, Ms. Sanders served as Vice President, Chief Financial Officer and Corporate Secretary for NovaGold Resources Inc. and has more than 20 years of experience in audit, finance, and accounting with public and private companies. Ms. Sanders has been involved with numerous financings and acquisitions, and has listed companies on both the TSX and NYSE AMERICAN.

Ms. Sanders holds a Bachelor of Commerce degree from the University of Alberta, is a Canadian qualified Chartered Professional Accountant and a Certified Public Accountant in the United States.

			Since June 28, 2016	100,579 Shares 360,000 Stock Options 40,000 RSUs	49
Karen McMaster British Columbia Canada	Director (2)(3)

Since 2003, Ms. McMaster, BA, LLB, MBA has worked as an independent consultant focusing on strategic and economic development of organizations including risk assessment, contract management, EHS excellence, governance and capacity building at the community level.

Ms. McMaster’s positions have included In-house Legal Counsel and Investor Relations Advisor for Caledonia Mining Corporation, In-house Legal Counsel for Rio Algom Limited, Senior Internal Auditor for BHP Billiton PLC and Operations Leader for the Alaska Highway Aboriginal Pipeline Coalition in the Yukon.

Ms. McMaster holds a Bachelor of Arts, Bachelor of Laws and a Masters of Business Administration in Business and Sustainability.

			Since April 11, 2018	9,159 Shares 160,000 Stock Options 44,000 RSUs	54

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Name and Jurisdiction of Residence(5)	Positions Held Within the Corporation	Principal Occupation and Experience(5)	Previous Service as a Director	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly(6)	Age
Michael D. Winn California USA	Director(3)

Mr. Winn is President of Seabord Capital Corp. (“Seabord”), which provides investment analysis and financial services to companies operating in the energy and mining sectors and is also a director of several TSX-listed companies involved in mineral exploration in Canada, Latin America, Europe and Africa.

Prior to starting Seabord in 2013, Mr. Winn was President of Terrasearch Inc. and also worked as an analyst for Global Resource Investments Ltd. (1993 to 1997) where he specialized in the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992.

Mr. Winn received a B.S. in geology from the University of Southern California.

			Since January 11, 2005	175,000 Shares 360,000 Stock Options 40,000 RSUs	57
Richard N. Zimmer British Columbia Canada	Lead Director(1)(3)(4)

Mr. Zimmer is currently a member of the board of directors of several publicly-listed and private companies including Capstone Mining Corp. and Ascot Resources Ltd. in addition to being a member of the Canadian Institute of Mining and Metallurgy and the Association of Professional Engineers of British Columbia.

Formerly, Mr. Zimmer was the President and CEO of Far West Mining Ltd. He has over 40 years of Canadian and international mining experience, including 15 years with Teck Cominco Limited, where he was Vice President and Project Manager of Teck-Pogo Inc. and also managed several operations and development projects. Prior to his work with Teck Cominco, Mr. Zimmer was Senior Staff Engineer with Bow Valley Industries Ltd. and held various positions at Key Lake Mining Corporation, where subsequently he became the Key Lake mine superintendent.

Mr. Zimmer holds a Bachelor of Science (Chemistry and Mathematics), a Bachelor of Engineering (Mining), and an MBA.

			Since May 2, 2012	146,603 Shares 360,000 Stock Options 40,000 RSUs	71
Rick Van Nieuwenhuyse British Columbia Canada	Director(2)(3)

Mr. Van Nieuwenhuyse is President and Chief Executive Officer of Trilogy a mineral exploration and development company since 2011.

Prior to establishing Trilogy, Mr. Van Nieuwenhuyse was founder, President and Chief Executive Officer of NovaGold Resources Inc., and prior to that was Vice President of Exploration for Placer Dome Inc. He brings years over 25 years of working experience and knowledge of Alaska and Western Canada to the Company, managing projects from grassroots discovery through to advanced feasibility studies and production.

Mr. Van Nieuwenhuyse holds a Candidature degree in Science and a M.Sc. in geology.

			Since January 11, 2005	102,252 Shares 360,000 Stock Options 40,000 RSUs	63

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Name and Jurisdiction of Residence(5)	Positions Held Within the Corporation	Principal Occupation and Experience(5)	Previous Service as a Director	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly(6)	Age
Terry Krepiakevich British Columbia Canada	Director(1)(4)

Mr. Krepiakevich is currently a member of the board of directors of several publicly-listed and private companies since July 2011.

Prior to these appointments he was the Chief Financial Officer of SouthGobi Resources Ltd., a TSX and Hong Kong publicly-listed mining company, from 2006 - 2011. Additionally, Mr. Krepiakevich was Chief Financial Officer for Extreme CCTV Inc., a publicly traded company on the TSX involved in manufacturing high tech surveillance equipment, and Vice-President Finance and Chief Financial Officer of Maynards Industries Ltd., a private firm specializing in retailing, auctioneering, liquidating, and mergers and acquisition services. Mr. Krepiakevich was a senior officer in a number of private and public issuers.

Mr. Krepiakevich is a Canadian qualified Chartered Professional Accountant.

			Since July 22, 2009	157,999 Shares 360,000 Stock Options 40,000 RSUs	66
(1)	Member of the Audit Committee.
(2)	Member of the N&CG Committee.
(3)	Member of the EHS&T Committee.
(4)	Member of the Compensation Committee.
(5)	The information as to the jurisdiction of residence and principal occupation has been furnished by the respective individuals.
(6)	The information as to Shares beneficially owned, controlled or directed, directly or indirectly, as at April 22, 2019, not being within the knowledge of Alexco, has been furnished by the respective individuals.
(7)	Includes 1,940,299 shares owned by ALM Investments ULC (formerly Asset Liability Management Group ULC), which company is controlled by Clynton Nauman.

As of the date of this Circular, the standing committees of Alexco are the Audit; N&CG; Compensation; and EHS&T committees.

Unless instructed otherwise, the Management Proxyholders named in the form of proxy accompanying this Circular intend to vote for the election of the foregoing individuals as directors to hold office until the close of the next following annual general meeting of the Shareholders or until their successors are elected.

Attendance at Board and Committee Meetings

The following table contains the attendance record of each director for all Board and Committee meetings since the beginning of the most recently completed financial year, being the year ended December 31, 2018:

Name of Director	Board	Audit	Compensation	Nominating & Corporate Governance	Environmental, Health, Safety & Technical	Total
Clynton R. Nauman	8 out of 8	n/a	n/a	n/a	n/a	8 out of 8 (100%)
Elaine Sanders	7 out of 8	8 out of 8	5 out of 5	3 out of 4	n/a	23 out of 25 (92%)
Karen McMaster	7 out of 7	n/a	n/a	3 out of 3	3 out of 3	13 out of 13 (100%)
Michael D. Winn	8 out of 8	n/a	n/a	1 out of 1	5 out of 5	14 out of 14 (100%)
Richard N. Zimmer	8 out of 8	7 out of 8	5 out of 5	n/a	5 out of 5	25 out of 26 (96%)
Rick Van Nieuwenhuyse	8 out of 8	n/a	n/a	4 out of 4	5 out of 5	17 out of 17 (100%)
Terry Krepiakevich	8 out of 8	8 out of 8	5 out of 5	n/a	n/a	21 out of 21 (100%)

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Alexco, no proposed director:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including Alexco) that:

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(i)	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or
(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or
(b)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including Alexco) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or
(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), of Vancouver, British Columbia are the auditors for Alexco. Unless instructed otherwise, the management proxyholders named in the form of proxy accompanying this Circular intend to vote for the re-appointment of PwC as the auditors to hold office for the ensuing year at remuneration and on terms of engagement to be fixed by the directors.

PwC were first appointed as Alexco's auditors in 2005.

Adoption of New Equity Incentive Plans

On June 9, 2016, the Corporation’s shareholders approved a 10% “rolling” equity incentive plan (the “2016 Equity Incentive Plan”) whereby the maximum number of Shares issuable by way of Options or RSUs together with any other securities-based compensation arrangements of the Corporation, shall not exceed 10% of the Corporation’s issued and outstanding Shares from time to time.

Under the policies of the TSX, all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed maximum amount of securities issuable must be approved every three years after institution by a majority of the Corporation’s directors and shareholders.

On April 26, 2019 the Board approved, subject to TSX and shareholder approval, the following equity incentive plans:

1.	a stock option plan (“New Option Plan”);
2.	a new restricted share unit plan (“New RSU Plan”); and
3.	a new deferred share unit plan (“New DSU Plan”)

(collectively, the “New Equity Incentive Plans”).

As a result:

•	the Corporation will seek shareholder approval of the New Equity Incentive Plans at the Meeting;

•	the 2016 Equity Incentive Plan will be terminated as of the date of the Meeting regardless of whether or not the New Equity Incentive Plans are ultimately approved by Shareholders at the Meeting and no further awards may be granted under the 2016 Equity Incentive Plan; and

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•	notwithstanding such termination of the 2016 Equity Incentive Plan, any outstanding stock options and RSUs granted under the 2016 Equity Incentive Plan shall remain outstanding and subject to the terms and conditions of the 2016 Equity Incentive Plan until such outstanding stock options and RSUs expire, are exercised or are otherwise terminated in accordance with the terms thereof.

Purpose

The purpose of the New Equity Incentive Plans is to secure for the Corporation and its shareholders the benefits inherent in share ownership by directors, officers, employees and service providers of the Corporation and its affiliates who will be largely responsible for the Corporation's future growth and success, by providing such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. The Board is of the view that the New Equity Incentive Plans are in the best interests of Shareholders because the plans will cause the interests of insiders to be aligned with long-term shareholder returns, and recommends that shareholders vote in favour of each of the resolutions to approve the New Equity Plans.

In making this recommendation, the Board took into account a number of considerations including the following:

(a)	due to Alexco’s relatively low issued and outstanding share capital, it has limited availability of unallocated options, rights or other entitlements and is unable to grant a sufficient amount of security-based compensation to retain, motivate and inspire both its current employees, officers and directors or attract potential new hires;
(b)	as the Corporation continues its work toward making a production decision at the Keno Hill Project, management anticipates that the Corporation will need to hire a significant number of key senior employees, which will require security-based compensation in excess of the Corporation’s current room availability under a 10% rolling stock option and RSU plan in order to attract top tier talent; and
(c)	an increased ability to compensate directors, officers, key employees, service providers and consultants through security-based compensation alternatives will enable the Corporation to preserve its cash on hand.

The proposed New Equity Incentive Plans, together with any other security based compensation arrangements of the Corporation, collectively provide that the aggregate number of Shares that may be issued or reserved for issuance may not exceed in aggregate 15% of the Corporation’s issued and outstanding Shares from time to time. As of April 26, 2019, there is a balance of 1,283,756 Shares available for future grants under the 2016 Equity Incentive Plan (representing 1.2% of the Corporation’s issued and outstanding share capital as at the date of this Circular).

The following are summaries of the material terms of the New Equity Incentive Plans and are qualified in its entirety by reference to the specific terms of each of the New Stock Option Plan, New RSU Plan and New DSU Plan, the full text of which are included in Schedule “A”, “B” and “C” respectively. See “Compensation Discussion and Analysis - 2016 Equity Incentive Plan” for a summary of the material terms of the 2016 Equity Incentive Plan.

Summary of New Option Plan and New Option Plan Resolution

The New Option Plan is a “rolling” plan, pursuant to which the aggregate number of Shares to be issued under the New Option Plan shall not exceed 10% of the Corporation’s issued and outstanding Shares from time to time on a non-diluted basis (the “Corporation’s outstanding issue”) and together with any other security-based compensation arrangements of the Corporation in effect from time to time, which for this purpose includes outstanding options and restricted share units granted under the Corporation’s former 2016 Equity Incentive Plan shall not exceed 15% of the Corporation’s outstanding issue from time to time.

In addition, the aggregate number of Shares that may be issued and issuable under the New Option Plan (when combined with all of the Corporation’s other security based compensation arrangements, as applicable),

(a)	to insiders shall not exceed 10% of the Corporation’s outstanding issue from time to time;

(b)	to insiders within any one-year period shall not exceed 10% of the Corporation’s outstanding issue from time to time; and

(c)	to any one insider and his or her associates or affiliates within any one-year period shall not exceed 5% of the Corporation’s outstanding issue from time to time.

The maximum aggregate grant date fair value (equal to the accounting fair value so determined) of awards under the New Option Plan together with the Corporation’s other security based compensation arrangements, as applicable, to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000 of which, no more than $100,000 may be in the form of stock options.

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Option Grants

The New Option Plan authorizes the Board, on the recommendation of the Compensation Committee, to grant Options to directors, employees, officers and service providers of Alexco and its subsidiaries.

The number of Shares, the exercise price per Share, the vesting period and any other terms and conditions of options granted pursuant to the New Option Plan, from time to time are determined by the Board, on the recommendation of the Compensation Committee, at the time of the grant, subject to the defined parameters of the New Option Plan. The date of grant of an Option shall be the date that the grant was approved by the Board.

Exercise Price

The exercise price of any Option cannot be less than the volume weighted average price of the Shares on the TSX for the five days on which Shares were traded immediately preceding the date of grant (the “Fair Market Value”) , provided that, with respect to any Option granted to an optionee who is a U.S. citizen or U.S. resident (as defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”))(a “U.S. Participant”), the Fair Market Value shall not be less than the closing price of the Shares on the TSX on the last trading day immediately prior to the date of grant.

Option Period and Vesting

Options are exercisable for a period of five years from the date the option is granted or such greater or lesser period as determined by the Board, which period may not exceed ten years. Options may be earlier terminated in the event of death or termination of employment or appointment.

Unless otherwise determined by the Board, Options will vest as to 33 1/3% immediately and then as to 33 1/3% on each of the first and second anniversary dates of the grant date.

The maximum grant-date fair value (equal to the accounting fair value determined in respect of option granting for the Corporation’s annual financial reporting purposes) of stock options granted to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $100,000.

In the event of a change of control, unless otherwise determined by the Board, (i) all outstanding Options will vest and be exercisable; and (ii) all Options that are not otherwise exercised contemporaneously with the completion of the change of control will terminate and expire immediately thereafter.

Blackout Periods

Pursuant to the New Option Plan, when the expiry date of an Option occurs during, or within ten (10) days following, a “blackout period”, the expiry date of such option is deemed to be the date that is ten (10) days following the expiry of such blackout period. Blackout periods are imposed by the Corporation to restrict trading of the Corporation’s securities by directors, officers, employees and certain others who hold Options, in accordance with the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy and similar policies in effect from time to time, in circumstances where material non-public information exists, including where financial statements are being prepared but results have not yet been publicly disclosed. Notwithstanding the foregoing, Options granted to U.S. Participants generally may not be extended beyond their original expiry date.

Cashless Exercise Rights

Cashless exercise rights may also be granted under the New Option Plan, at the discretion of the Board on the recommendation of the Compensation Committee, to an optionee in conjunction with, or at any time following the grant of, an Option. Cashless exercise rights under the New Option Plan effectively allow an optionee to exercise an Option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise such Option and receive, in lieu thereof, a number of fully paid Shares. The number of Shares issuable on the cashless exercise right is equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate option price of all Shares subject to such option by the Fair Market Value of one Share.

Termination or Death

If an optionee dies while employed by the Corporation, any Option held by him or her will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. Similarly, an incentive stock option held by a US Participant who incurs a permanent disability will be exercisable for a period of 12 months or until the expiration of the Option (whichever is sooner). If an optionee is terminated for cause, no Option will be exercisable following the date of termination unless the Board determines otherwise. If an optionee ceases to be employed or engaged by the Corporation for any reason other than for cause or death, then the Options will be exercisable for a period of no more than 3 months or prior to the expiration of the Options (whichever is sooner).

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Incentive Stock Options

Options granted to U.S. Participants may be granted as “incentive stock options” or “nonqualified stock options”, as specified by the Corporation in the award agreement. Incentive stock options (“ISOs”) generally do not require payroll or income tax withholding upon exercise and their taxation depends on whether the optionee has met two separate holding periods prior to disposition of the Shares: at least two years from the date of grant and at least one year from the date of exercise. If both holding periods are met, the disposition of Shares will result in the proceeds being taxed at long-term capital gains rates. Options may only be granted as ISOs to the extent that the aggregate Fair Market Value of the Shares as of the date of grant underlying all ISOs that are exercisable for the first time during any calendar year (under the New Option Plan and all other plans for the Corporation and any parent or subsidiary) does not exceed US$100,000.

ISOs may not be granted with an exercise price less than 100% of the Fair Market Value of a Share on the date of grant. In addition, any ISO granted to an optionee who is a 10% shareholder may not have an exercise price less than 110% of the Fair Market Value of a Share on the date of grant. All ISOs will terminate no later than ten years after the date of grant (or no later than five years after the date of grant if the optionee is a 10% shareholder). No ISO may be granted after the earlier of the date the New Option Plan is adopted by the Board or the date the New Option Plan is approved by the shareholders of the Corporation.

Transferability

Pursuant to the New Option Plan, any awards granted to a participant shall not be transferable except by will or by the laws of descent and distribution.

Amendments to the New Option Plan

The Board may amend, suspend or terminate the New Option Plan or any Award granted under the New Option Plan without shareholder approval, including, without limiting the generality of the foregoing: (i) changes of a clerical or grammatical nature; (ii) changes regarding the persons eligible to participate in the New Option Plan; (iii) changes to the cashless exercise right provisions; and (iv) any other non-material administrative matter relating to the New Option Plan and the Awards granted thereunder, provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Corporation’s shares are listed;
(b)	no amendment to the New Option Plan or to an Award granted thereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;
(c)	the expiry date of an Option shall not be more than ten (10) years from the date of grant of such Option, provided, however, that at any time the expiry date should be determined to occur either during a blackout period or within ten business days following the expiry of a blackout period, the expiry date of such Option shall be deemed to be the date that is the tenth business day following the expiry of the blackout period;
(d)	the Board of Directors shall obtain shareholder approval of:
(i)	any amendment to the aggregate number of Shares issuable under the New Option Plan;
(ii)	any amendment to the limitations on Shares that may be reserved for issuance, or issued, to insiders;
(iii)	any amendment that would reduce the exercise price of an outstanding Option other than pursuant to a declaration of stock dividends of shares or consolidations, subdivisions or reclassification of shares, or otherwise;
(iv)	any amendment that would extend the expiry date of any Option granted under the New Option Plan except in the event that such option expires during or within ten (10) business days following the expiry of a blackout period;

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(v)	any amendment to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation;
(vi)	any amendment which would permit options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes; and
(vii)	any amendment to the plan amendment provisions.

If the New Option Plan is terminated, the provisions of the New Option Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award pursuant thereto remain outstanding.

Recommendation

For the reasons described above under the heading "Particulars of Matters to be Voted Upon - Adoption of New Equity Incentive Plans", the Board recommends that shareholders vote in favour of the New Option Plan Resolution. Incentive stock options are a valuable mechanism for incentivizing the Corporation’s existing employees, attracting new employees and aligning their interests with those of shareholders.

The text of the New Option Plan in its entirety is attached hereto as Schedule “A”.

New Option Plan Resolution

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation, approving the adoption of the New Option Plan (the “New Option Plan Resolution”).

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the New Option Plan of the Corporation, in substantially the form attached as Schedule “A” to the Management Information Circular of the Corporation dated April 26, 2019, which: a) is a “rolling” plan, pursuant to which the aggregate number of Common Shares to be issued under the New Option Plan shall not exceed 10% of the Corporation’s issued and outstanding Common Shares from time to time; and b) replaces the Corporation’s existing 2016 Equity Incentive Plan for any new stock option grants in the future as described in the Circular, be and is hereby approved;
2.	all unallocated entitlements under the New Option Plan and the ability of the Corporation to grant awards under the New Option Plan until June 6, 2022 be and are hereby approved; and
3.	any director or officer of the Corporation is hereby authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

In order to be passed, the New Option Plan Resolution requires the affirmative vote of a majority of the votes cast at the Meeting.

Summary of New RSU Plan and New RSU Plan Resolution

The proposed New RSU Plan is a “rolling” plan, pursuant to which the aggregate number of Shares to be issued under the New RSU Plan shall not exceed 3.0% of the Corporation’s outstanding issue and, together with any other security-based compensation arrangements of the Corporation in effect from time to time, which for this purpose includes outstanding options and restricted share units granted under the Corporation’s former 2016 Equity Incentive Plan, shall not exceed 15% of the Corporation’s outstanding issue from time to time.

Eligible RSU Participants and Plan Maximum

Pursuant to the New RSU Plan, restricted stock units (“RSUs”) may be awarded to any director that is not a Non-Employee Director (as defined below) (an “Eligible Director”), employee, officer or consultant of the Corporation or its affiliates (each an “Eligible RSU Participant”). A “Non-Employee Director” means a member of the Board who is not an officer or employee of the Corporation or any of its affiliates.

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In addition:

a)	the aggregate number of Shares that may be issued and issuable under the New RSU Plan (when combined with all of the Corporation’s other security based compensation arrangements, as applicable):
(i)	to insiders shall not exceed 10% of the Corporation’s outstanding issue from time to time;
(ii)	to insiders within any one-year period shall not exceed 10% of the Corporation’s outstanding issue from time to time;
(iii)	the number of Shares issuable to any one Eligible RSU Participant or other individual pursuant to an RSU award within any one-year period, cannot exceed 1% of the Corporation’s outstanding issue; and
(iv)	the number of Shares issuable to all Eligible RSU Participants pursuant to awards within any one-year period, cannot exceed 2% of the Corporation’s outstanding issue.
b)	the maximum aggregate grant date fair value (equal to the accounting fair value so determined) of Awards under the New RSU Plan, together with the Corporation’s other security based compensation arrangements, as applicable, to any non-employee director in any fiscal year of the Corporation shall not exceed $150,000 excluding any one-time sign-on awards or equity granted in lieu of cash retainers, of which no more than $100,000 may be in the form of stock options.

RSU Grants and Settlement

The New RSU Plan authorizes the Board, on the recommendation of the Compensation Committee, to grant RSUs. The number of Shares, the vesting period and any other terms and conditions of RSUs granted pursuant to the New RSU Plan, from time to time are determined by the Board, on the recommendation of the Compensation Committee, at the time of the grant, subject to the defined parameters of the New RSU Plan. The date of grant of RSUs shall be , as determined by the Board, the latest to occur of (i) the date as of which the Board approves an RSU award, (ii) the date on which the recipient of an RSU award first becomes eligible to receive an RSU award, or (iii) such other date as may be specified by the Board. The award of RSUs under the New RSU Plan may be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms thereof.

Settlement of RSUs shall be in Shares issued by the Corporation from treasury. The Committee shall specify the circumstances in which awards shall be made or forfeited in the event of termination of service by the grantee prior to vesting.

Exercise Period and Vesting

At the time a grant of RSUs is made, the Board may, in its sole discretion, establish a period of time (an “RSU Vesting Period”) applicable to such RSUs. Each RSU award may be subject to a different RSU Vesting Period. The Board may, in its sole discretion, at the time a grant of RSU is made, prescribe restrictions in addition to or other than the expiration of the RSU Vesting Period, including the satisfaction of certain corporate and/or individual performance objectives, which may be applicable to all or any portion of the RSUs.

Notwithstanding the foregoing:

(a)	RSUs that vest solely by the passage of time shall not vest in full in less than 2 years from the date of grant; and

(b)	RSUs for which vesting may be accelerated by achieving performance targets shall not vest in full in less than 6 months from the date of grant.

Upon expiration of the RSU Vesting Period and the satisfaction of any other restrictions prescribed by the Board, RSUs shall vest and shall be settled in Shares issued by the Corporation from treasury and, unless otherwise provided in the award agreement in respect of such RSUs, a share certificate for that number of Shares equal to the number of vested RSUs shall be delivered, to the grantee or the grantee’s beneficiary or estate, as the case may be.

At the time a grant of RSUs is made, the Board may in its sole discretion establish a period of time during which the RSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the grantee’s beneficiary or estate, as the case may be, upon the death of the grantee).

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Amendment and Termination of New RSU Plan

The Board may suspend or terminate the New RSU Plan at any time, or from time to time amend or revise the terms of the New RSU Plan or any granted award without the consent of the Eligible RSU Participants provided that such suspension, termination, amendment or revision shall:

(a)	not adversely alter or impair the rights of any Eligible RSU Participant, without the consent of such Eligible RSU Participant except as permitted by the provisions of the New RSU Plan;
(b)	be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Corporation, the TSX, or any other regulatory body having authority over the Corporation; and
(c)	be subject to shareholder approval, where required by law or the requirements of the TSX provided that the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Corporation make the following amendments to the New RSU Plan:
(i)	any amendment to the vesting provision, if applicable, or assignability provisions of the awards;
(ii)	any amendment regarding the effect of termination of a participant’s employment or engagement;
(iii)	any amendment which accelerates the date on which any RSU may vest under the New RSU Plan;
(iv)	any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body;
(v)	any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the New RSU Plan, correct or supplement any provision of the New RSU Plan that is inconsistent with any other provision of the New RSU Plan, correct any grammatical or typographical errors or amend the definitions in the New RSU Plan;
(vi)	any amendment regarding the administration of the New RSU Plan;
(vii)	any amendment to add provisions permitting the grant of awards settled otherwise than with Shares issued from treasury, a form of financial assistance or clawback; and
(viii)	any other amendment that does not require the approval of the shareholders of the Corporation under subparagraph (b) above.

Notwithstanding the foregoing, the Board shall not adopt any of the following amendments without having obtained shareholder approval thereof:

(a)	any amendment to the number of Shares available for issuance;
(b)	amendments to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; and
(c)	amendments to the amendment provisions of the New RSU Plan.

Termination of Service

Unless the Board otherwise provides in an award agreement or in writing after the award agreement is issued, subject to prior TSX approval, upon the termination of a grantee’s service, any RSUs granted to such grantee that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of RSUs, the grantee shall have no further rights with respect to such award, including but not limited to any right to receive dividends with respect to the RSUs.

Recommendation

For the reasons described above under the heading "Particulars of Matters to be Voted Upon - Adoption of New Equity Incentive Plans", the Board recommends that shareholders vote in favour of the New RSU Plan Resolution. RSUs are a valuable mechanism for incentivizing the Corporation’s existing employees, officers and Eligible Directors as well as attracting new employees and aligning their interests with those of shareholders.

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The text of the New RSU Plan in its entirety is attached hereto as Schedule “B”.

New RSU Plan Resolution

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation, approving the adoption of the New RSU Plan (the “New RSU Plan Resolution”). A copy of the New RSU Plan in its entirety is attached hereto as Schedule “B” and forms part of this information circular.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the New RSU Plan of the Corporation, as described in and attached as Schedule “B” to the Management Information Circular of the Corporation dated April 26, 2019, which is a “rolling” plan, pursuant to which the aggregate number of Common Shares to be issued under the New RSU Plan shall not exceed 3.0% of the Corporation’s issued and outstanding Common Shares from time to time, be and is hereby approved;
2.	all unallocated entitlements under the New RSU Plan and the ability for the Corporation to grant awards under the New RSU Plan until June 6, 2022 be and are hereby approved; and
3.	any director or officer of the Corporation is hereby authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

In order to be passed, the New RSU Plan Resolution requires the affirmative vote of a majority of the votes cast at the Meeting.

Summary of New DSU Plan and New DSU Plan Resolution

The proposed New DSU Plan is a “fixed” plan, pursuant to which the maximum aggregate number of Shares that may be issued is 2,100,000 Shares.

Eligible DSU Participants and Plan Maximum

Pursuant to the New DSU Plan, deferred share units (“DSUs”) may be awarded to any director of the Corporation designated by the Compensation Committee (each a “DSU Participant”). In addition:

(a)	the maximum number of DSUs which may be awarded under the New DSU Plan shall be 2,100,000 or such greater number as may be approved from time to time by an ordinary resolution of the shareholders of the Corporation and the TSX;

(b)	the maximum number of Shares reserved for issuance under the New DSU Plan shall be 2,100,000 or such greater number as may be approved from time to time by an ordinary resolution of the shareholders of the Corporation and the TSX;

(c)	the maximum aggregate grant date fair value (equal to the accounting fair value so determined) of Awards under the New DSU Plan, together with the Corporation’s other security based compensation arrangements, as applicable, to any non-employee director in any fiscal year of the Corporation shall not exceed $150,000 excluding any one-time sign-on awards or equity granted in lieu of cash retainers, of which no more than $100,000 may be in the form of stock options;

(d)	the number of Shares issued to insiders under the New DSU Plan, or when combined with any other previously established or proposed share compensation arrangements, within any one-year period, may not exceed 10% of the Corporation’s outstanding issue; and

(e)	the number of Shares issuable to insiders under the New DSU Plan, or when combined with any other previously established or proposed share compensation arrangements, at any time, may not exceed 10% of the Corporation’s outstanding issue.

DSU Grants and Settlement

The New DSU Plan authorizes the Board, on the recommendation of the Compensation Committee, to award DSUs to Directors, in such number and effective as of such date as the Board may determine. The Board shall base its decision to award DSUs to DSU Participants on such criteria as the Board or Committee may determine, provided that such criteria and the award shall, in any event, relate to services performed or to be performed by the DSU Participant as a Director of the Corporation.

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Each DSU Participant shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date on which DSU Participant ceases to be a director of the Corporation and all Affiliates, including in the event of the death of the Participant (the “Termination Date”) and ending on the 90th day following the Termination Date by providing a written notice of redemption to the Corporation in the form prescribed in the New DSU Plan. In the event of the death of a DSU Participant, the notice of redemption shall be filed by the administrator or liquidator of the estate of the DSU Participant.

The Board shall determine in its sole discretion whether such redemption shall be settled by:

(a)	a cash payment equal to the number of DSUs credited to the DSU Participant’s account as of the Termination Date multiplied by the Share Price (as defined below) on the Termination Date;

(b)	Shares purchased on the DSU Participant’s behalf on the open market or Shares issued from treasury; or

(c)	a percentage of the number of DSUs paid out in cash and the remaining percentage of the DSUs paid out as Shares either purchased on the DSU Participant’s behalf on the open market or Shares issued from treasury.

For the purposes of the New DSU Plan, the “Share Price” means the volume weighted average trading price of the Corporation’s Shares on the TSX for the five (5) consecutive trading days immediately preceding either (a) the Termination Date in respect of redemption by non-U.S. DSU Participants or (b) the date of the expiration of the six-month period referenced in Section 20 of the New DSU Plan in respect of redemption by “U.S. Eligible Participants” (as defined in the New DSU Plan) or the date of death, as applicable, or in the event such Shares are not traded on the TSX or other recognized stock exchange, the fair market value of such Shares as determined by the Compensation Committee acting in good faith.

New DSU Plan Amendment and Termination

The Compensation Committee may decide to discontinue granting awards under the New DSU Plan at any time in which case no further DSUs shall be awarded or credited. Any DSUs which remain outstanding in a DSU Participant’s account at that time shall continue to be dealt with according to the terms of the New DSU Plan. The New DSU Plan shall terminate when all payments owing pursuant to the New DSU Plan have been made and all DSUs have been cancelled in all DSU Participants’ accounts.

The Board may at any time, and from time to time, and without shareholder approval, amend any provision of the New DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	amendments to the termination provisions of the New DSU Plan;

(b)	amendments necessary or advisable because of any change in applicable securities laws;

(c)	amendments to Section 4 relating to the administration of this Plan; and

(d)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature.

In addition:

(a)	any amendment shall not alter the terms or conditions of any DSU or impair any right of any holder of DSUs pursuant to any DSU granted prior to such amendment;

(b)	no amendment shall be made which prevents the New DSU Plan from continuously meeting the requirements of paragraph 6801(d) of the Income Tax Regulations (Canada) or any successor provision thereto;

(c)	notwithstanding the foregoing, the Board shall not adopt any of the following amendments without having obtained shareholder approval thereof:

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(i)	any amendment to the number of Shares available for issuance;
(ii)	amendments to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; and
(iii)	amendments to the amendment provisions of the New DSU Plan.

Recommendation

For the reasons described above under the heading "Particulars of Matters to be Voted Upon - Adoption of New Equity Incentive Plans", the Board recommends that shareholders vote in favour of the New DSU Plan Resolution. DSUs are a valuable mechanism for incentivizing the Corporation’s current and future Directors and aligning their interests with those of shareholders.

The text of the New DSU Plan in its entirety is attached hereto as Schedule “C”.

New DSU Plan Resolution

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation, approving the adoption of the New DSU Plan (the “New DSU Plan Resolution”). A copy of the New DSU Plan in its entirety is attached hereto as Schedule “C” and forms part of this information circular.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the New DSU Plan of the Corporation, as described in and attached as Schedule “C” to the Management Information Circular of the Corporation dated April 26, 2019, which is a “fixed” plan and pursuant to which the aggregate number of Common Shares to be issued under the New DSU Plan shall not exceed 2,100,000 Common Shares, be and is hereby approved;
2.	all unallocated entitlements under the New DSU Plan and the ability of the Corporation to grant awards under the New DSU Plan be and are hereby approved; and
3.	any director or officer of the Corporation is hereby authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

In order to be passed, the New DSU Plan Resolution requires the affirmative vote of a majority of the votes cast at the Meeting.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes and explains the significant elements of Alexco’s compensation program, with particular emphasis on the process for determining compensation payable to the CEO, CFO, and the three other most highly compensated executive officers whose total compensation for the most recent financial year is at least $150,000 (collectively, the “Named Executive Officers” or “NEOs”). For the year ended December 31, 2018, the NEOs of Alexco are comprised of the CEO, the CFO, the President and the Vice President, Exploration of Alexco as well as the President of Alexco’s subsidiary, Alexco Environmental Group (“AEG”), who became President of AEG in 2018.

Objectives of Compensation Program

The objectives of Alexco’s compensation program are to attract, hire, retain and incentivize highly qualified executive officers and directors who will drive the success of Alexco, while at the same time promote a greater alignment of interests between such executive officers and directors and Alexco’s shareholders. Alexco’s compensation program is designed to recruit and retain key individuals and reward individual and company performance with compensation that has long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

Elements of Executive Compensation

Executive compensation is comprised of three main elements: base salary, annual bonus incentive and equity-based incentive awards. Alexco positions executive pay relative to its Comparator Group with total direct compensation targeted around the median of the Board approved peer group. In addition, when setting compensation levels, the Board and management take into consideration tenure, experience, performance and the complexity of the role that the Executive holds. Through the design of both the Short and Long-Term Incentive Plans, Alexco provides the opportunity to earn between P25 to P75 contingent on the achievement of performance against a set of performance objectives defined by the Board at the beginning of each fiscal year.

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1.	Base Salary - The primary element of Alexco’s compensation program is base salary. Alexco considers a competitive base salary to be a necessary element for attracting and retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years’ experience, personal performance, and by comparisons to the base salaries and total compensation paid to executives of comparable publicly-traded companies within the Canadian mining sector. For benchmarking purposes, Alexco targets a range for executive officer base salaries at each positional level which is +/-20% of a midpoint that is developed from the median (“P50”) of the Comparator Group.
2.	Annual Bonus - Annual performance-based cash incentives are a variable compensation element intended to encourage and recognize strong levels of performance by linking compensation to achievement of corporate and individual goals and objectives. Annual bonus awards are determined at the discretion of the Board. The Compensation Committee is responsible for reviewing the Company’s performance against management’s objectives for the year and recommend to the Board annual bonuses after taking into consideration recommendations by management awards for executives based on a percentage of the targeted performance. The Compensation Committee considers a number of key performance indicators, generally relative to budget expectations and achievement of corporate objectives that are set by management early in the year and agreed upon by the Board. The annual cash incentive bonus targets for the NEO’s along with the percentage of the amounts awarded which take into consideration the overall company performance are as follows:
NEO Name	NEO Position	2018 Target Bonus of Base Salary	Percentage of 2018 Target Awarded [1]
Clynton R. Nauman	Chairman and CEO	50%	67%
Brad Thrall	President	40%	72%
Michael Clark	CFO	35%	78%
Al McOnie	VP Exploration	25%	68%
Jim Harrington	AEG President	35%	63%
(1)	The results of the 2018 annual bonus plan are described in more detail under the “Determination of Executive Compensation for 2018” section.

3.	Equity-Based Incentive Awards - Equity-based incentive awards take the form of incentive stock options and RSUs granted under Alexco’s 2016 Equity Incentive Plan. The award of incentive stock options and RSUs is intended to give each holder an interest in preserving and maximizing shareholder value in the longer term, to align the interests of executive officers with those of Shareholders, and to enable Alexco to attract and retain individuals with experience and ability. Such equity-based incentive awards are considered when reviewing executive officer compensation packages as a whole. Incentive stock options generally have a five-year term for Option grants, are typically subject to vesting provisions of eighteen months, and carry an exercise price equal to the Fair Market Value of the common shares as at the date of grant. RSU awards generally vest over two years (one third on grant and one third on each of the first and second anniversaries of the award), and are settled by issuance of Shares from treasury. The periodic award of Options and RSUs, which generally occurs at the beginning of the calendar year, is determined by the Board based on the recommendations of the Compensation Committee, is discretionary and takes into account previously granted equity-based incentive awards as well as typical market practices of the Comparator Group of companies.

Role of Compensation Committee

The Compensation Committee, under the supervision of the Board, has overall responsibility for recommending to the Board levels of compensation for Alexco’s executive officers as well as certain key employees and non-executive officers for approval by the Board, and for recommending compensation for directors, including the granting of equity-based incentive awards for approval by the Board. The full responsibilities, powers and operating procedures of the Compensation Committee are outlined in its charter, a copy of which is attached as Schedule “E” hereto.

Each fall, the Compensation Committee initiates the annual compensation determination process, including considering the retention of an independent compensation consultant, establishing guidance in formulating the current year’s recommendations and determining the current year’s Comparator Group, all to the extent considered appropriate. Over the remainder of the year, the Compensation Committee receives and reviews the advice of the compensation consultant, if retained, and the recommendations of the CEO regarding compensation determinations. Early in the new year, typically January, once indicative full-year financial and operating results are available, the Compensation Committee determines its final recommendations to the Board regarding base salaries and equity-based incentive awards for the year commencing and annual bonus awards for the year just completed, as well as regarding director compensation for the year commencing.

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As at December 31, 2018 and as the date of the Circular, the members of the Compensation Committee were Elaine Sanders, Terry Krepiakevich and Richard Zimmer, each of whom, in the opinion of the Board, is independent as prescribed by NI 52-110 under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. Ms. Sanders is the Vice President, Chief Financial Officer and Corporate Secretary for Trilogy. Prior to Trilogy, Ms. Sanders served as Vice President, Chief Financial Officer and Corporate Secretary for NovaGold Resources Inc. Ms. Sanders has over 20 years’ experience in audit, finance, and accounting with public and private companies. Mr. Krepiakevich is a member of the board of directors of a number of publicly-listed companies and has over 30 years’ experience as a director and senior executive of a number of publicly-listed international companies, including SouthGobi Resources Ltd., Extreme CCTV Inc. and Maynards Industries Ltd. and accordingly has had extensive dealings with executive compensation matters in such capacities. Mr. Zimmer is a member of the board of directors on several companies including Capstone Mining Corp. and Ascot Resources Ltd. and has over 40 years’ experience as a director and senior executive of a number of publicly-listed international companies, including Far West Mining Ltd. and Teck. Through the combined business experiences of its members, including experience with the management of public companies generally and with financial and compensation determination matters in particular, the Board considers the Compensation Committee to possess the skills and experience necessary to make decisions on the suitability of Alexco’s compensation policies and practices.

Role of CEO

During the compensation determination process, the CEO completes a review of the performance of Alexco’s executive officers as well as certain key employees and non-executive officers for the year just completed. This review entails a qualitative assessment of each individual’s performance, with reference to both the success of Alexco and the individual’s contribution. The individual’s contribution is qualitatively assessed with reference to a number of key performance indicators as described above under “Elements of Executive Compensation”, and in the context of circumstances and challenges arising through the year. Based on these assessments, the CEO makes a recommendation to the Compensation Committee regarding base salary, annual bonus and equity-based incentive awards, which the Compensation Committee takes into consideration when determining is final recommendations to the Board.

Role of Compensation Consultant and Peer Benchmarking and Determination of Comparator Group

In 2018, the Compensation Committee retained Global Governance Advisors (“GGA”) as its independent Compensation Consultant. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. In 2018, GGA performed a review of the Company’s compensation philosophy, a detailed review of executive and director compensation including a proposed Comparator Group for the Company and a detailed compensation review for the Company’s executives, key personnel and directors to the peer companies’ executive and independent director pay levels and practices for 2018 and 2019. GGA also provided a summary of pay trends in the mining sector that was based on GGA’s Global Mining compensation surveys, database and professional experience with similar organizations.

A summary of executive compensation-related fees billed by GGA or other compensation consultants, for each of the two most recently completed financial years are summarized as follows:

Financial Year Ended December 31	Executive Compensation-Related Fees	All Other Fees
2018	$31,610	Nil
2017	$1,431	Nil

For 2018, to identify appropriate comparable peer companies, the Company used the following criteria for the Comparator Group:

•	Public company listed on either a TSX or major U.S. stock exchange;
•	Similar sized revenues and assets to that of Alexco;
•	Market capitalization between 0.25 to 4 times the size of Alexco; and
•	Operates in the metals and mining sector.

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These criteria were validated by GGA and Alexco’s Compensation Committee.

For 2018, the Comparator Group was amended as follows:

•	Of the 2017 Comparator Group, nine (9) companies (Americas Silver Corporation, Avino Silver & Gold Mines Ltd., Bear Creek Mining Corporation, Excellon Resources Inc., Great Panther Silver Ltd., Sabina Gold & Silver Corp, Trilogy Metals Inc., Victoria Gold Corp. and Wesdome Gold Mines Ltd.) continued to be appropriate and were retained for the 2018 Comparator Group; and

•	Atlantic Gold Corporation, Endeavour Silver Corp., Sierra Metals Inc. and SilverCrest Metals Inc. met the criteria set out above and were added the 2018 Comparator Group.

Below is the 2018 Comparator Group:

Comparator Group
Americas Silver Corporation Atlantic Gold Corporation Avino Silver & Gold Mines Ltd. Bear Creek Mining Corp. Endeavour Silver Corp. Excellon Resources Inc. Great Panther Mining Limited	Sabina Gold & Silver Corp. Sierra Metals Inc. Silvercorp Metals Inc. SilverCrest Metals Inc. Trilogy Metals Inc. Victoria Gold Corp. Wesdome Gold Mines Ltd.

Consideration of Risks Associated with Compensation Policies and Practices

The Board is responsible, in participation with management, for reviewing and identifying what are perceived to be the principal risks to Alexco. These risks include but are not limited to those arising from Alexco’s compensation policies and practices, such as the risk that an executive officer or other employee is incentivized to take inappropriate or excessive risks, or that such policies and practices give rise to any other risks that are reasonably likely to have a material adverse effect on Alexco. The Board undertakes this review with management on at least an annual basis, and ensures that the Compensation Committee adequately considers risks arising from Alexco’s compensation policies and practices when determining its recommendations to the Board regarding the compensation of executive officers. The Company is of the view that its compensation programs do not incent its executives to take undue risks because:

•	executives receive a mix of compensation elements with a significant portion of compensation in the form of long-term equity-based awards;
•	The Company’s risk mitigation practices include caps on annual incentive payouts to avoid excessive or extreme compensation awards;
•	annual incentive metrics that include a balance of key performance indicators that are not focused on a single financial measure; and
•	an Incentive Claw Back Policy for both short-term and long-term variable compensation is in place.

In addition, the Board maintains discretion related to the affordability of the incentive payouts and maintains the right to determine if an incentive is paid, as well as the settlement feature (i.e. cash or equity).

Policy Regarding Purchase of Financial Instruments to Hedge Equity Based Compensation

Alexco has adopted a policy expressly forbidding directors and all employees, including executive officers, from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation.

Effective April 24, 2018, the Board approved the adoption of a Claw Back Policy for Alexco. Under the Claw Back Policy, in situations where: (i) the amount of incentive compensation received by an executive officer or former executive officer to whom the policy applies was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of, or affected by, a material restatement of all or a portion of the Company’s financial statements; (ii) the executive officer or former executive officer engaged in intentional misconduct or fraud that caused, or potentially caused, the need for the restatement, as admitted by the executive officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgment that cannot be appealed; and (iii) the incentive compensation payment received would have been lower had the financial results been properly reported, then the Board may, to the extent permitted by applicable laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of the amount by which the after-tax incentive compensation received by such executive officer under the Company’s annual and long-term incentive plans exceeded that which the executive officer would have received had the financial statements not been materially restated.

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Executive Compensation

Determination of Executive Compensation for 2018

During 2018, operating results within the environmental services business were strong with annual revenues reaching record highs of $20 million, and Keno Hill development and exploration efforts were particularly successful as the Company completed over 1,000 meters (“m”) of underground development and completed more than 20,000 m of drilling. Externally, 2018 saw a reduction in silver prices along with other commodity prices, with substantial pressure on the equities markets in the second half of the year. Share prices of the Comparator Group, had the majority of companies experiencing substantial reductions in market capitalization during the year offset by several comparator companies, primarily in other metals and stages of development or production, experiencing strong increases in their respective market capitalizations. Alexco’s share performance during 2018 resulted in a 32% reduction in market capitalization which places it in the lower quartile of its Comparator Group. However, when comparing to the share performance to a subset of its Comparator Group comprising of only primarily silver companies at a similar stage, Alexco performed in the 60th percentile.

In this context, in December 2018, each of the CEO and President fully endorsed the Compensation Committee’s recommendation to the Board to freeze their salaries for 2019 following the 2018 reduction of 13.5% in the CEO’s salary and 2018 salary freeze on the President’s salary.

For short-term incentive purposes, the Compensation Committee considered management’s assessment of performance against corporate objectives for the fiscal year ended December 31, 2018. The table below summarizes the corporate objectives and actual results for 2018:

Short-term Incentive Plan

Performance Objectives

	2018 Performance Objectives	Weighting		Weighting (low, med, high)	Actual Result	Assessment
		Points	%
Mining Operations and Corporate
1	Safely complete Bermingham decline as per budget and schedule	15	5%	medium	Achieved. Decline driven 550 m.	12
2	Safely complete Bermingham underground drill program (~5,000 m)	10	3%	medium	Achieved. Drilled 4,200 m.	9
3	Update Bermingham resource incorporating 2017 and 2018 drilling	20	7%	high	Achieved. Significant increase in resource.	20
4	Complete pre-feasibility study for Keno Hill	20	7%	high	Not achieved. Completed in Q1-2019	10
5	Ensure Company is adequately financed for 2018 and 2019 plans	20	7%	high	Partially achieved. Obtained US $15 million (“M”) Credit Facility, $6.3 M surety bond, $9 M financing and filed Shelf Prospectus for up to $50 M.	15
6	Safely advance Flame & Moth decline first 250 m (and any further increases approved by the Board) and perform on budget and on schedule	15	5%	medium	Achieved. Decline driven 452 m.	14
7	Ensure other infrastructure requirements for a potential production decision including mill rehab and water treatment are completed	15	5%	medium	Partially achieved. Completed aspects of program however reduced spend as a result of delayed WUL permit and to conserve cash.	12
8	For the Bermingham deposit, obtain amended QML permit before end of year and ensure WUL permit is on track to be issued prior to end of Q1-2019	15	5%	medium	Not achieved. Delays with Yukon government. QML permit targeted for end of Q2-2019 with WUL permit targeted for Q3-2019.	10
9	Complete 15,000 meter, $4 million surface exploration program	10	3%	medium	Achieved. Completed 15,390 m.	10
10	Recruit sufficient staff to enable the Company to move Keno Hill towards production	10	3%	medium	Not achieved. Due to permitting delays, the addition of certain staff was deferred.	8
11	Maintain corporate G&A costs consistent with level of activity	10	3%	low	Achieved. G&A costs were aligned with budget and consistent with level of activity.	8
12	Maintain compliance with all permits and authorizations	10	3%	low	Achieved. In compliance with permits.	10

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13	Ensure Company achieves high level of safety company-wide with no significant incidents	5	2%	medium	Achieved. Over 5.5 years without a lost time accident.	8
14	Share performance in top quartile of silver peers	50	17%	high	Not achieved. Performed in lower quartile to Comparator Group but when compared to subset of silver companies and similar stage of development the Company performed in the 60th percentile.	30
		225				176
ERDC (Historical Clean-Up of Keno Hill)
15	Remain in compliance of all terms and conditions of contract with Federal Government of Canada for historical clean-up of Keno Hill (“ARSA”)	10	3%	medium	Achieved. No issues to note.	10
16	Completion and acceptance of ESM Reclamation Plan by Crown-Indigenous Relations and Northern Affairs Canada (“CIRNAC”) on schedule	10	3%	medium	Achieved. Submitted ESM Reclamation Plan in September.	7
17	Completion of the YESAB process and at least through adequacy stage for the WUL permitting process	10	3%	medium	Not achieved. Submitted Project Proposal to YESAB in September 2018. Certain delays outside of our control.	3
18	Meet project budget/forecast while completing all annual deliverable (“DWP”) requirements with CIRNAC acceptance	10	3%	low	Achieved. Re-forecasted budget within 2.5%.	7
19	Reduce reliance on third party engineering for all phases of the ESM Reclamation Plan.	5	2%	low	Not achieved.	3
20	Develop a project execution plan and a commercial strategy for execution of the reclamation work.	5	2%	low	Not achieved. Ongoing	3
		50				33
Alexco Environmental Group (AEG)
21	Achieve minimum revenue of C$9 million in US business and C$1.3 million in earnings from operations in 2018	5	2%	low	Partially achieved - Revenues of $7.3 M earned with earnings from operations of $744,000.	3
22	Achieve minimum revenue of $6.5 million in Canadian business with $750,000 in earnings from operations in 2018	5	2%	low	Partially achieved - Revenues of $12.5 M earned with earnings from operations of $609,000.	3
23	Maintain between 25% and 35% gross profit margins on consolidated AEG basis	5	2%	low	Achieved - 30% gross margin.	5
24	Acquire either professionals or a business which can backstop day-to-day AEG critical science/intellectual and engineering requirements	5	2%	low	Partially achieved - Filled a number of positions resulting in AEG employees increasing toapprox. 90. Certain key positions remain to be filled.	4
25	Build a nuclear fuels servicing line of business	5	2%	low	Partially achieved - Commenced work on long-term contracts for abandoned uranium sites in Colorado.	4
		25				19

		300				228

					Overall Performance	76%

Long Term Incentive Plan and Stock Option Performance Objectives

For long-term incentive purposes, in early 2018 the Board granted equity-based compensation awards to each of the executive officers, in the form of both Options and RSUs. In early 2019 and as described above, annual bonuses for 2018 for each of the executive officers were determined.

In 2018 the Corporation revised its approach to compensation to better align the interests of Shareholders and management by introducing performance-based stock option grants for executive management that focus on the Corporation moving Keno Hill to production. As a result, the 2018 stock option grant to the CEO and President included 350,000 options and 237,000 options, respectively, which are performance-based, and only vest in the event Keno Hill reaches commercial production and meets a key milestone of its commitment with Wheaton by reaching 400 tonnes per day of mill throughput.

All recommendations of the Compensation Committee were accepted and approved by the Board.

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Summary Compensation Table

The following table sets forth information concerning compensation to each of the NEOs during the three most recently completed financial years:

NEO Name And Principal Position	Year	Salary ($)(1)	Share-Based Awards ($)(2)	Option Based Awards ($)(3)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)(5)	Total Compensation ($)
					Annual Incentive Plans ($)(4)	Long-Term Incentive Plans ($)
Amounts Reported in US Dollars (1)
Clynton R. Nauman Executive Chairman and CEO	2018 2017 2016	300,000 346,800 340,000	60,211 89,368 34,324	609,358[6] 331,871 139,182	100,000 134,234(7) 75,000	Nil Nil Nil	Nil Nil Nil	54,932 42,149 38,850	1,124,500 944,421 627,357
Bradley Thrall President	2018 2017 2016	261,120 261,120 256,000	15,971 62,558 24,027	412,622[6] 224,723 92,788	75,000 61,817(7) 64,191	Nil Nil Nil	Nil Nil Nil	59,112 52,617 47,907	823,826 662,836 484,911
Jim Harrington(8)	2018 2017 2016	225,811 216,404 212,160	Nil Nil Nil	43,228 37,928 15,604	50,000 37,400 22,750	Nil Nil Nil	Nil Nil Nil	43,032 38,242 34,825	362,071 329,974 285,339
Amounts Reported in Canadian dollars
Michael Clark CFO	2018 2017 2016	220,500 210,000 200,000	62,100 81,200 31,850	168,085 196,922 82,000	60,000 47,250 30,000	Nil Nil Nil	Nil Nil Nil	19,045 18,624 16,868	529,730 553,996 360,718
Alan McOnie Vice President, Exploration	2018 2017 2016	120,350 257,040 252,000	Nil 34,800 13,650	112,056 246,153 102,500	Nil 30,000 35,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	232,406 567,993 403,150

(1)	Salary and annual bonuses are paid in US currency to Clynton Nauman, Bradley Thrall and Jim Harrington. As a result all compensation in this table related to Clynton Nauman, Bradley Thrall and Jim Harrington is reflected in US dollars. The exchange rates used to convert all of the amounts to US currency for the 2018, 2017 and 2016 financial years were CDN$1.00 = US$0.7715, CDN$1.00 = US$0.7704and CDN$1.00 = USD$0.7544, respectively. The Company’s financial statements report these amounts in Canadian dollars.
(2)	This column includes the grant date fair value of RSUs awarded by Alexco to the NEOs during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair value of the award for the 2018 financial year was Cdn$2.07 (2017 - Cdn$2.32; 2016 - Cdn$0.91) per RSU.
(3)	This column includes the grant date fair value of all Options granted by Alexco to the NEOs during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model and determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair values of all options granted during the 2018 financial year were estimated by assuming a risk-free interest rate of 2.01% (2017 - 1.02%; 2016 - 0.5%) per annum, an expected life of options of 4 (2017 - 4; 2016 - 4) years, an expected volatility of 73% (2017 - 73%; 2016 - 69%), an expected forfeiture rate of 2% (2017 - 2%; 2016 - 5%) and no expected dividends (2017 - nil; 2016 - nil). The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model.
(4)	Annual bonuses are attributed to the financial year in respect of which they have been awarded. The financial statements will reflect the impact of the annual bonuses in the first quarter of the following year.
(5)	Included in “All Other Compensation” are the amounts paid each year for benefits, as well as RRSP and 401K contributions, vehicle allowances, benefits and parking fees paid by Alexco.
(6)	The 2018 stock option grant to the CEO and the President in the amounts of 350,000 options and 237,000 options, respectively, included performance-based options whereby all of these options will vest upon the Company reaching 400 tonnes per day of material being milled through the Keno Hill mill for 30 consecutive days.
(7)	The 2017 annual bonuses for the CEO and President in the amounts of US$134,234 (Cdn$174,236) and US$61,817 (Cdn$80,239), respectively, were settled with 50% of the amount through the issuance RSUs, which vested immediately, and the remaining 50% through a performance-based stock option grant whereby all options will vest upon the Company reaching 400 tonnes per day of material being milled through the Keno Hill mill for 30 consecutive days. Although these annual bonuses are attributed to the year ended December 31, 2017 (being the year in respect of which they have been awarded), the issuance of these bonuses were reflected in Alexco’s financial statements for the first quarter of 2018, being the period when the bonuses were settled.
(8)	Jim Harrington has been included as a NEO as a result of becoming the President of AEG in 2018. For comparative purposes, compensation has been included for 2017 and 2016.

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Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of Alexco at December 31, 2018, being the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the NEOs:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Clynton R. Nauman Executive Chairman and CEO	125,000[4] 375,000 450,000 350,000 700,000[3]	1.94 0.60 0.84 2.32 2.07	Feb 12, 2019 Feb 11, 2020 Feb 12, 2021 Feb 01, 2022 Jan 29, 2023	- 251,250 193,500 - -	33,333	42,333	Nil
Bradley Thrall President	75,000[4] 250,000 300,000 237,000 474,000[3]	1.94 0.60 0.84 2.32 2.07	Feb 12, 2019 Feb 11, 2020 Feb 12, 2021 Feb 01, 2022 Jan 29, 2023	- 167,500 129,000 - -	23,333	29,633	Nil
Michael Clark CFO	35,000 100,000 200,000 160,000 150,000	0.60 0.60 0.84 2.32 2.07	Dec 15, 2019 Feb 11, 2020 Feb 12, 2021 Feb 01, 2022 Jan 29, 2023	23,450 67,000 86,000 - -	43,333	55,033	Nil
Alan McOnie Vice President, Exploration	75,000[4] 200,000 100,000	1.94 2.32 2.07	Feb 12, 2019 Feb 01, 2022 Jan 29, 2023	- - -	10,000	12,700	Nil
Jim Harrington, AEG President	15,000 35,000 40,000 50,000	0.60 0.84 2.32 2.07	Feb 11, 2020 Feb 12, 2021 Feb 01, 2022 Jan 29, 2023	10,050 15,050 - -	Nil	Nil	Nil

(1)	The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2018, which was $1.27, and the exercise price of the options.
(2)	The “Market or payout value of share-based awards that have not vested” is calculated at the closing price of the Shares on the TSX on December 31, 2018, which was $1.27.
(3)	This stock option amount includes 50% of performance-based options that will vest upon the Company reaching 400 tonnes per day of material being milled through the Keno Hill mill for 30 consecutive days.
(4)	These options expired unexercised subsequent to year end.

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Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2018, for each of the NEOs:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)(3)
Clynton R. Nauman (4) Executive Chairman and CEO	64,500	156,595	129,610(4)
Bradley Thrall (4) President	43,000	80,351	97,208(4)
Michael Clark CFO	28,667	80,351	60,000
Alan McOnie Vice President, Exploration	35,833	26,784	Nil
Jim Harrington(4) AEG President	7,167	Nil	64,805(4)

(1)	The “Option-based awards - Value vested during the year” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2018 of $1.27 and the weighted average exercise price of the vested options.
(2)	The “Share-based awards - Value vested during the year” is calculated on the closing price of the Shares on the TSX on the various RSU vesting dates, which have a weighted average share price of $1.79.
(3)	The “Non-equity incentive plan compensation - Value earned during the year” includes cash bonuses awarded subsequent to year end that are attributed to the year ended December 31, 2018. All equity-based awards will be reflected in the year in which they vest.
(4)	This table reflects all amounts in Canadian dollars, while the Summary Compensation Table reports all compensation for Clynton Nauman, Bradley Thrall and Jim Harrington in US dollars. The exchange rate used to convert the amounts to CDN currency for 2018 was US$1.00 = CDN$1.2961.

Pension Plan Benefits

Alexco does not have any form of pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement. Alexco does not have any form of deferred compensation plan.

Employment Contracts with Named Executive Officers

Alexco is party to the following employment agreements (“Executive Employment Agreements”) with the NEOs:

1.	Employment agreement dated effective January 1, 2007 with Clynton Nauman;
2.	Employment agreement dated effective January 1, 2007 with Bradley Thrall;
3.	Employment agreement dated effective December 15, 2014 with Michael Clark; and
4.	Employment agreement dated effective December 28, 2017 with Jim Harrington.

Effective December 31, 2017, Alan McOnie terminated his employment agreement with Alexco and entered into a consulting agreement with Alexco whereby Mr. McOnie would continue in his capacity as the Vice President, Exploration of Alexco for the period January 1, 2019 to December 31, 2019. This consulting agreement does not include any termination clauses. Mr. McOnie’s employment agreement is therefore not included in Executive Employment Contracts below.

Except for the specific duties of each NEO and other than as set forth below, the material provisions of the Executive Employment Agreements are substantially identical. Each Executive Employment Agreement is for an indefinite period unless terminated by either Alexco or the applicable NEO in accordance with the provisions thereof as described below.

As at December 31, 2018 and pursuant to their respective Executive Employment Agreements, Mr. Nauman, Mr. Thrall, Mr. Clark and Mr. Harrington were entitled to annual base salaries, paid semi-monthly, of US$300,000, US$261,120, $221,500, and US$228,000, respectively. Such annual base salaries are subject to annual review by Alexco.

Each Executive Employment Agreement may be terminated by Alexco upon the NEO dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of the agreement, or voluntarily by the NEO with three months’ notice to Alexco for Mr. Nauman, Mr. Thrall and Mr. Harrington and 2 months’ notice to Alexco for Mr. Clark. Under each Executive Employment Agreement, in the event of termination by Alexco without just cause or termination by the NEO for non-cured material breach or default of the agreement by Alexco, or in the event of termination by the NEO upon a change of control as further described below, the NEO will be entitled to receive a severance payment equal to all compensation (salary plus annual bonus) paid to the NEO under the agreement for the previous fiscal year multiplied by a the applicable multiplying factor (for Mr. Nauman and Mr. Thrall, the multiplying factor is 2.5 and, for Mr. Clark and Mr. Harrington, the multiplying factor is 2), and Alexco shall also continue the NEO s group insurance benefits for 12 months after the date of termination for Mr. Nauman, Mr. Thrall and Mr. Harrington and 6 months for Mr. Clark. In the event of termination by Alexco upon a NEO dying or becoming disabled as described above and so long as the NEO receives life insurance or long-term disability benefits under Alexco’s benefit plans, the NEO will be entitled to receive his then-current salary for one year. If the NEO does not receive such benefits, other than for acts of the NEO resulting in lawful denial of such coverage, then the NEO shall be entitled to receive the amounts due in the event of termination without cause. In the event of termination by Alexco for just cause, or voluntary termination by the NEO, the NEO shall not be entitled to receive any incremental payments or benefits.

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In the event that a change of control (as defined in the Executive Employment Agreements) and described below under “Termination and Change of Control Benefits” occurs, each of the NEOs may terminate his obligations under the agreement by providing one month’s notice in writing to Alexco at any time between the 90th day and the 180th day following the date on which there is a change of control.

If a NEO’s employment with Alexco is terminated, and within two years of such termination for Mr. Nauman, Mr. Thrall and Mr. Harrington, and three years for Mr. Clark, the NEO acquires directly or indirectly other than from Alexco or its subsidiaries any present or future interest in any mining claims or properties or mineral interests within 10 kilometres of the external boundaries of any mineral property held by Alexco during the time the NEO was employed by Alexco, the NEO will offer Alexco, in writing, the right to acquire such interest in exchange for reimbursement of his direct or indirect acquisition costs. Alexco shall have 30 days after receipt of such offer to accept the offer and 90 days after receipt of such offer to reimburse such costs.

Termination and Change of Control Benefits

The Executive Employment Agreements provide for payment or benefits in the event of termination of employment (as described above) or a change of control of the Company. As at the date of this Circular, under the Executive Employment Agreements, a “change of control” is deemed to have occurred when:

(a)	at least 50% in fair-market value of all the assets of Alexco are sold; or

(b)	there is a direct or indirect acquisition by a person or group of persons acting jointly or in concert of voting shares of Alexco that when taken together with any voting shares owned directly or indirectly by such person or group of persons at the time of the acquisition, constitutes 50% or more of the outstanding voting shares of Alexco; or

(c)	a majority of the then-incumbent Board’s nominees for election to the Board are not elected at any annual or special meeting of shareholders of Alexco.

In addition, in 2017 the Board approved the following changes to for any executive contracts entered into in the future:

(a)	a Change of Control clause will have a double trigger, which requires the “change of control” criteria listed above as well as a material change in the executive’s status or responsibilities. This contract for Jim Harrington has a double trigger. The existing contracts for the CEO, CFO and President have single modified triggers which have been grandfathered in.

(b)	employment agreements will not exceed a 2 times multiplier for severance. Currently the CEO and President have a severance provision with a 2.5 times multiplier which has been grandfathered in. The 2.5 times multiplier was adjusted in 2013 from 2 to 2.5 as a result of both the CEO and President agreeing to reduce their salaries by 20%. Furthermore, in 2018 the CEO further reduced his salary by an additional 13.5%.

As at the date of this Circular, each of the Executive Employment Agreements, provides that, in the event of a change of control of Alexco, Alexco shall continue to employ and the Executive shall continue to serve Alexco in the same capacity.

For the NEOs employed by Alexco as at December 31, 2018 (other than Mr. McOnie, whose current consulting agreement does not contain a termination or change of control clause), the following table discloses the estimated incremental amounts payable to each of Mr. Nauman, Mr. Thrall, Mr. Clark and Mr. Harrington under a number of termination or change-of-control circumstances, other than termination by Alexco for just cause or voluntary termination by the NEO. Amounts disclosed in the table below assume that a change of control occurred and/or the NEOs employment was terminated on December 31, 2018.

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	Clynton R. Nauman Chairman and CEO(3)	Bradley Thrall President(3)	Michael Clark CFO	Jim Harrington AEG President(3)

Termination without just cause, for unremedied breach or default by Alexco, in connection with a change of control, or in event of non-receipt of benefits upon death or disability (1)

Cash severance payment

Group insurance benefits

Accelerated vesting of option-based awards(2)

Total

	US$1,040,654 US$38,671 - US$1,079,325	US$917,403 US$28,272 - US$945,675	$587,352 5,868 - $593,220	US$577,686 US$30,000 - US$607,686
Termination upon death or disability where benefits due are received: One year salary	US$300,000	US$261,120	$220,500	US$228,000

(1)	These figures do not include perquisites and other personal benefits where the aggregate amount of such compensation is less than $50,000.
(2)	Under the Equity Incentive Plan, if a bona fide take-over bid is issued that results in the offeror becoming a control person of Alexco within the meaning of the Securities Act (British Columbia), all outstanding Options and RSUs immediately become vested for all holders and not just the NEOs. The accelerated vested equity value will be calculated based on the closing transaction price of the acquirer.
(3)	Amounts for Clynton Nauman, Bradley Thrall and Jim Harrington are reported in US dollars.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Shares, assuming a $100 investment in the Shares on January 1, 2013, with the S&P/TSX Composite Index, assuming dividend reinvestment.

Over the five most recently completed financial years, changes in compensation levels for the NEOs have generally been consistent with changes in shareholder value. Compensation for the NEOs also demonstrates the high level of “at risk” or variable compensation that forms part of the total compensation program for Alexco’s executives. The level of compensation paid to the NEOs has been reflective of the significant advancements made at Alexco’s Keno Hill District properties in the Yukon with the significant exploration success realized in the District through 2018 and advances toward recommencing production in the Keno Hill district. The CEO reduced his salary by 13.5% on February 1, 2018.

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Director Compensation

Determination of Director Compensation for 2018

Alexco’s non-executive directors are compensated for their services with an annual fee, as well as by the grant of equity-based incentive awards. Directors are also reimbursed for the cost of individual travel and other ancillary expenses incurred in connection with attending Board and Committee meetings. For the period January 1, 2018 through December 31, 2018, each director (excluding Mr. Nauman, who is an executive director and is compensated as a NEO) received compensation according to the following structure:

Annualized Fees	Amount ($)
Board Member	$36,000
Lead Director	$5,000
Audit Committee Chair	$8,000
Other Committee Chairs	$5,000

In addition to the annualized fees disclosed in the table above, each non-executive director were granted Options and RSUs under Alexco’s 2016 Equity Incentive Plan. The value of these grants for 2018 is provided in the table below.

The following table sets forth information concerning fees and other compensation provided for the most recently completed financial year, being the year ended December 31, 2018, to the non-executive directors of Alexco:

Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Terry Krepiakevich	44,000	41,400	84,042	Nil	Nil	Nil	169,442
Rick Van Nieuwenhuyse	41,000	41,400	84,042	Nil	Nil	Nil	166,442
Michael D. Winn	36,000	41,400	84,042	Nil	Nil	4,375[3]	165,817
Richard N. Zimmer	46,000	41,400	84,042	Nil	Nil	Nil	171,442
Elaine Sanders	41,000	41,400	84,042	Nil	Nil	Nil	166,442
Karen McMaster[4]	25,912	30,880	63,311	Nil	Nil	4,375[3]	124,478

(1)	This column includes the grant date fair value of RSUs awarded by Alexco to the directors during the financial year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair values of the award for the 2018 financial year were $2.07 and $1.93 per RSU.

(2)	This column includes the grant date fair value of Options awarded by Alexco to the directors during the financial year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model and determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair values of all options granted during the 2018 financial year were estimated by assuming a risk-free interest rate of 2.01% per annum, an expected life of options of 4 years, an expected volatility of 73%, an expected forfeiture rate of 2% and no expected dividends. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model.

(3)	Fees paid as remuneration for providing services as director for a subsidiary business.

(4)	Karen McMaster joined the Board as of April 11, 2018 and the fees shown represent the pro-rata amounts earned for her service on the Board during 2018.

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Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the non-executive directors:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Terry Krepiakevich	150,000 35,000 75,000	1.73 2.32 2.07	Jun 10, 2021 Feb 01, 2022 Jan 29, 2023	- - -	33,333	42,333	Nil
Rick Van Nieuwenhuyse	150,000 35,000 75,000	1.73 2.32 2.07	Jun 10, 2021 Feb 01, 2022 Jan 29, 2023	- - -	33,333	42,333	Nil
Michael D. Winn	150,000 35,000 75,000	1.73 2.32 2.07	Jun 10, 2021 Feb 01, 2022 Jan 29, 2023	- - -	33,333	42,333	Nil
Richard N. Zimmer	150,000 35,000 75,000	1.73 2.32 2.07	Jun 10, 2021 Feb 01, 2022 Jan 29, 2023	- - -	33,333	42,333	Nil
Elaine Sanders	150,000 35,000 75,000	1.78 2.32 2.07	Jun 28, 2021 Feb 01, 2022 Jan 29, 2023	- - -	20,000	25,400	Nil
Karen McMaster	60,000	1.93	May 10, 2023	-	10,667	13,547	Nil

(1)	The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2018 of $1.27 and the exercise price of the options.
(2)	The “Market or payout value of share-based awards that have not vested” is calculated based on the closing price of the Shares on the TSX on December 31, 2018 of $1.27.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2018, for each of the non-executive directors:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)
Terry Krepiakevich	Nil	47,689	Nil
Rick Van Nieuwenhuyse	Nil	47,689	Nil
Michael D. Winn	Nil	47,689	Nil
Richard N. Zimmer	Nil	47,689	Nil
Elaine Sanders	Nil	23,844	Nil
Karen McMaster	Nil	Nil	Nil

(1)	The “Option-based awards - Value vested during the year” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2018 of $1.27 and the weighted average exercise price of the vested options.
(2)	The “Share-based awards - Value vested during the year” is calculated on the closing price of the Shares on the TSX on the various RSU vesting dates, which have a weighted average share price of $1.79.

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Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth information with respect to Alexco’s compensation plans under which equity securities were authorized for issuance as at December 31, 2018, being the end of the most recently completed financial year.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	9,138,996	$1.68	2,787,068
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	9,138,996	$1.68	2,787,068

2016 Equity Incentive Plan (Existing)

Alexco’s 2016 Equity Incentive Plan was approved by Alexco’s shareholders at the annual general meeting of the shareholders held on June 9, 2016. The purpose of the 2016 Equity Incentive Plan is to attract and motivate directors, officers, employees and service providers of Alexco and its subsidiaries and thereby advance Alexco’s interests by affording such persons with an opportunity to acquire an equity interest in Alexco through the Options and RSUs. The granting of Options and RSUs is intended to align the interests of such persons with that of the Shareholders. The 2016 Equity Incentive Plan authorizes the Board (or Compensation Committee, if such authority is so delegated by the Board) to grant Options and RSUs on the following terms:

1.	The 2016 Equity Incentive Plan is a “rolling” plan, pursuant to which the aggregate number of Shares to be issued under the 2016 Equity Incentive Plan, together with any other securities-based compensation arrangements of the Corporation, shall not exceed 10% of the Corporation’s issued and outstanding Shares from time to time. As such, the plan limit will automatically increase as the number of Alexco’s issued and outstanding Shares increases. Furthermore, the 2016 Equity Incentive Plan, together with all other previously established or proposed security-based compensation arrangements, may not result in:
(a)	the number of Shares of the Corporation reserved for issuance granted to insiders exceeding 10% of the outstanding issue;
(b)	the issuance to insiders of the Corporation of a number of Shares of Alexco exceeding, within a one year period, 10% of the outstanding issue;
(c)	the issuance to any one insider of the Corporation, and such insider’s associates or affiliates, of a number of Shares of Alexco exceeding, within a one-year period, 5% of the outstanding issue; or
(d)	the number of Shares of the Corporation reserved for issuance pursuant to Options or RSUs granted to any one participant exceeding 5% of the outstanding issue.

The “outstanding issue”, for the purposes of the foregoing, means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an award of Options or RSUs under the 2016 Equity Incentive Plan.

2.	The maximum aggregate annual grant fair value (equal to the accounting fair value so determined) of awards under the 2016 Equity Incentive Plan, together with the Corporation’s other security-based compensation arrangement, as applicable, to any independent director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000.
3.	The maximum grant-date fair value (equal to the accounting fair value determined in respect of option granting for Alexco’s annual financial reporting purposes) of Options granted to any independent director of Alexco in any fiscal year of Alexco shall not exceed $100,000.

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4.	The 2016 Equity Incentive Plan is an evergreen plan, which means that when an Option is exercised, additional Options become available for future grant under the plan because each exercise reduces the number of Shares that are subject to Options and increases the outstanding Shares of Alexco. Also, if any Options are surrendered, terminate or expire without being exercised in whole or in part under the 2016 Equity Incentive Plan, the Shares which were the subject of such Options may again be made subject to an Option.
5.	The exercise price of any Option cannot be less than the volume weighted average price of the Shares on the TSX for the five days on which Shares were traded immediately preceding the date of grant (the “Fair Market Value”).
6.	Options are exercisable for a period of five years from the date the Option is granted or such greater or lesser period as determined by the Board, which period may not exceed ten years. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of Options is determined by the Board. Unless otherwise determined by the Board, Options automatically become exercisable incrementally over a period of eighteen months from the date of grant, as to: (i) 25% of the total number of Shares under Option immediately upon the date of grant; and (ii) at each six-month interval thereafter, an additional 25% of the total number of Shares under Option such that after the 18th month of the option period, 100% of the Option will be exercisable.
7.	Concurrent with the granting of the RSU, the Board shall determine, on recommendation from the Compensation Committee, the period of time during which the RSU is not vested and the holder of such RSU remains ineligible to receive Shares (the “Restricted Period”). Unless otherwise determined by the Board, RSUs will vest as to 33 1/3% immediately and then as to 33 1/3% on the first and second anniversary dates of the grant date, provided that all RSUs granted under a particular award shall vest on or before December 31st of the calendar year which is 2 years following the calendar year in which the service was performed in respect of which the particular award was made.
8.	Vested Options can be exercised by the holder thereof as long as such person is a director, officer, employee or service provider to Alexco or its subsidiaries; or by the earlier of the expiry date of the Option and 3 months after ceasing, for any reason other than for cause or by virtue of death, to be a director, officer, employee or service provider (or such longer period as may be contained in an employment agreement); or, if such person dies, by the earlier of the expiry date of the Option and one year from the date of such person’s death. All Options held by an Option holder who ceases to be an a director, officer, employee or service provider to Alexco or its subsidiaries as a result of termination for cause shall be terminated as of the effective date of such termination for cause unless otherwise determined by the Board, on the recommendation of the Compensation Committee.
9.	With respect to RSUs:
a.	in the event and to the extent of the retirement or termination of a participant from all such person’s roles with the Corporation:
i.	during the Restricted Period, any Restricted Share Units held by the Participant shall terminate as of the effective date of such retirement or termination (the “Separation Date”); provided, however, that the Board shall have the absolute discretion to modify the grant of the RSUs to provide that the Restricted Period shall terminate immediately prior to the Separation Date; or
ii.	prior to a “Deferred Payment Date” (being the earlier of the Separation Date and the date that the participant elects to deter receipt of Shares underlying the RSUs), the Participant shall be entitled to receive, and the Corporation shall issue forthwith, the applicable amount of underlying Shares in satisfaction of the vested RSU’s; and
b.	in the event of the death or total disability of a participant, any Shares underlying RSUs held by the participant shall be immediately issued by the Corporation to the participant or the participant’s legal representative.
10.	In the event of a change in control, (i) all outstanding Options shall immediately vest and be exercisable, (ii) all Options that are not otherwise exercised contemporaneously with the completion of the change of control will terminate and expire immediately thereafter; (iii) and all outstanding RSUs shall vest immediately and be settled by the issuance of Shares.
11.	The Board may from time to time in its absolute discretion, modify and change the provisions of an Option or the Equity Incentive Plan without obtaining approval of Shareholders to:
12.	The Board may amend, suspend or terminate the 2016 Equity Incentive Plan or any Award granted thereunder without shareholder approval, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes to the cashless exercise right provisions, and any other non-material administrative matter relating to the 2016 Equity Incentive Plan and the Awards that may be granted thereunder, provided however that:

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(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of the TSX;
(b)	no amendment to the 2016 Equity Incentive Plan or to an Award granted thereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award; and
(c)	the expiry date of an Option shall not be more than ten years from the date of grant.

All other amendments will require approval of Shareholders and the TSX.

13.	Any outstanding Options with an expiry date occurring during a management imposed black-out period or within 10 business days days thereafter will be automatically extended to a date that is the 10th business day following the end of the black-out period.
14.	Options and RSUs awarded under the 2016 Equity Incentive Plan are not transferable except by will or by the laws of descent and distribution.

As of April 26, 2019, there are 9,252,833 Options and 512,334 RSUs issued and outstanding under the 2016 Equity Incentive Plan, representing 8.8% of Alexco’s issued and outstanding Share capital.

Burn Rate

In accordance with the policies of the TSX, the following table sets out the annual burn rate, calculated in accordance with section 613(p) of the TSX Company manual, of each of the Corporation’s security-based compensation arrangements for the three most recently completed financial years:

Equity Incentive Plan
For the Year Ended December 31,	Burn Rate (1)
2018	2.6%
2017	1.9%
2016	3.3%

Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Equity Incentive Plan by the weighted average number of securities outstanding for the applicable fiscal year.

Corporate Governance Practices

TSX listed companies are required to describe, on an annual basis, their practices and policies with regards to corporate governance by way of a corporate governance statement contained in Alexco’s annual report or information circular. The disclosure is required to be made pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, and the guidelines contained in National Policy 58-201 Corporate Governance Guidelines, against which Alexco has reviewed its own corporate governance practices. In certain cases, Alexco’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for Alexco at its current stage of development and therefore these guidelines have not been adopted.

Independence of the Board

Alexco’s Board currently consists of seven directors, five of whom Alexco believes to be independent as at the date of this Circular based upon the tests for independence set forth in NI 52-110. Each of Elaine Sanders, Karen McMaster, Richard N. Zimmer, Rick Van Nieuwenhuyse and Terry Krepiakevich comprise the Company's independent directors. Clynton Nauman is not independent as he is the Executive Chairman and Chief Executive Officer of Alexco. For the period April 17, 2017 to September 30, 2017, a corporation controlled by Michael Winn provided consulting services to Alexco. As a result, the Board determined that Mr. Winn ceased to be independent pursuant to the tests for independence set forth in NI 52-110 as of April 17, 2017, although he is considered independent under the rules of the NYSE American Equities Exchange pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. As a result of Mr. Nauman’s role as Executive Chairman of Alexco, in addition to his existing title of CEO, Mr. Zimmer, who is considered an independent director, is the Lead Director of Alexco.

The independent directors exercise their responsibilities for independent oversight of management through their position of parity on the Board. The Board follows a practice of having the non-executive directors meet in camera, without management being in attendance, as a standing agenda item for every Board meeting. Also, to further facilitate open and candid discussion among its independent directors, and to facilitate the Board’s exercise of independent judgment in carrying out its responsibilities, the Board encourages Alexco’s independent directors to meet at any time they consider necessary without any members of management or non-independent directors being present. Alexco’s auditors, legal counsel and employees may also be invited to attend meetings. In addition, a standing agenda item for every meeting of the Audit Committee, which is composed entirely of independent directors, is for the Committee to meet with Alexco’s auditors in camera, without management being in attendance. The Audit Committee has held five in-camera meetings with its auditors since January 1, 2018.

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Board Mandate

The Board has adopted a written mandate, a copy of which is attached as Schedule “D” hereto. The role of the Board is to supervise management and to approve major and strategic decisions. The Board relies on management for periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively. Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval. All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.

The Company has established measures for its stakeholders to provide feedback to the Board. Stakeholders may contact the Company Ethics Officer or the Chair of the Audit Committee, who can provide stakeholders with direct contact to the independent directors of the Company.

The Board also meets to plan for the future growth of Alexco; identify risks of Alexco’s business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; ensure timely disclosure of material transactions; review and, if thought fit, approve opportunities as presented by management; and provide guidance to management. Frequency of Board meetings as well as the nature of agenda items change depending upon the state of Alexco’s affairs and in light of opportunities or risks that Alexco faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions.

Board Chair and Lead Director

The Chair of the Board is held by Mr. Nauman. As a result of Mr. Nauman not being an independent director, Mr. Zimmer, who is considered an independent director, was appointed Lead Director of Alexco. Under written terms of reference adopted by the Board, the Chair, or Lead Director when the Chair is not independent, shall act as the effective leader of the Board and shall ensure it carries out its responsibilities effectively, efficiently and independently of management and in the long-term best interests of Alexco. The Chair or Lead Director acts as a liaison between management and the Board and as the primary representative and spokesperson for the Board, and promotes effective relations with Shareholders, other stakeholders and the public. The Chair or Lead Director provides leadership to and, with the N&CG Committee, assists the Board in understanding and meeting its obligations and responsibilities, including those relating to the Mandate of the Board and other corporate governance matters, and in assessing the Board’s success in meeting its obligations. The Chair or Lead Director is also responsible for overseeing the performance of the CEO and senior management and leading the Board’s review of the CEO’s performance, as well as providing leadership to, and acting as a sounding board and advisor for, the CEO.

Position Descriptions

The Board has developed a written position description for the Chair, or the Lead Director when the Chair is not independent, of the Board. The Board has also developed general terms of reference for Committees which include descriptions of roles and responsibilities for the chairs of Committees. The Board has developed a written position description for the Chief Executive Officer.

Board Committees

In addition to its Audit, Compensation and N&CG Committees, Alexco has an EHS&T Committee, which, under the supervision of the Board, has overall responsibility for developing and monitoring standards for ensuring a safe and healthy work environment and the protection of the environment and for reviewing Alexco’s technical work.

The Audit Committee is comprised of three independent Board members, including Terry Krepiakevich (Chair), Elaine Sanders and Richard Zimmer.

The N&CG Committee is comprised of three independent Board members, including Rick Van Nieuwenhuyse (Chair), Elaine Sanders and Karen McMaster. For the period January 1, 2018 to June 6, 2018 Michael Winn (who was not considered independent) was a member of the N&CG Committee and was replaced by Karen McMaster.

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The Compensation Committee is comprised of three independent Board members, including Elaine Sanders (Chair), Terry Krepiakevich and Richard Zimmer.

The EHS&T Committee is comprised of a majority of independent Board members, including Richard N. Zimmer (Chair), Rick Van Nieuwenhuyse, Michael Winn and Karen McMaster (joined on June 6, 2018).

All Committees are accountable to the full Board.

Assessments

The Board, on at least an annual basis, reviews the performance and effectiveness of the Board, its Committees and individual directors. The N&CG Committee is responsible for assessing on at least an annual basis the overall effectiveness of the Board as a whole, each of the Committees (other than the N&CG Committee itself, which is evaluated by the full Board), the Chair of the Board and individual directors. Each Committee is requested to complete a self-assessment of its performance, and formal surveys are conducted with each of the individual directors. As part of the assessments, the Board or the individual Committee may review their respective mandate or charter and conduct reviews of applicable corporate policies. The N&CG Committee reports the results of its assessments to the full Board, which report the Board takes into consideration when completing its overall performance and effectiveness reviews. In addition, the Lead Director of the Board conducts a one-on-one session with each director to seek candid feedback regarding each other director of the Board, the Board performance and any concerns or issues the director may have, and presents a summary of his findings to the Board as a whole.

Orientation and Continuing Education

Alexco provides informal continuing education to its Board members with guest speakers invited to present at Board and Committee meetings, and also encourages them to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit Alexco’s properties. Board members have full access to Alexco’s records. Advisors are invited to attend Board meetings as appropriate to make presentations and answer questions from time to time.

During the year, Alexco had the following presentations:

Presentation Topic	Presenter	Directors Present
Trends in Governance for 2018	Laurel Hill	All directors
Capital Markets Review	Fort Capital Partners	All directors
Alexco Positioning in Precious Metals Market	Scarsdale Equities LLC	All directors
Trends in Governance for 2019	Laurel Hill	All directors
IFRS 16	PwC	Audit Committee
Executive and Director Compensation	Global Governance Advisors	Compensation Committee
Governance of Subsidiaries	Blake, Cassels & Graydon LLP	All directors

During the year ended December 31, 2018, the Board, travelled to Yukon, Canada where the Board members and key management conducted a site tour at the Corporation’s Keno Hill property.

The N&CG Committee is responsible, among other things, for determining appropriate orientation programs for new Board members. New Board members are provided with:

1.	Information respecting the functioning of the Board and Committees, including a copy of Alexco’s Corporate Governance Manual;
2.	Access to recent publicly-filed documents of Alexco;
3.	Access to Alexco’s management, auditors and technical consultants; and
4.	Further information as deemed appropriate and desirable by the N&CG Committee on a case-by-case basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of Alexco and to meet responsibilities to Shareholders. The Board has adopted a written code of business conduct and ethics (the “Code”), which is applicable to all of Alexco’s directors, officers and employees and which may be viewed by visiting Alexco’s web site at www.alexcoresource.com as well as under Alexco’s profile on SEDAR at www.sedar.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify the Chair of the Audit Committee or Alexco’s Ethics Officer. No material change report filed since the beginning of Alexco’s most recently completed financial year pertains to any conduct of a director or executive officer that constitutes a departure from the Code. The N&CG Committee is responsible (among other things) for overseeing the procedure for monitoring directors’ responsibility and diligence and for determining the independence of directors. Under the Code, as well as under terms of reference for directors that have been developed by the Board, directors are required to exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. In addition, Alexco requires that directors who have a material interest declare that interest to the Board and, where applicable, the Committees as well.

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Nomination of Directors

Alexco’s N&CG Committee is comprised solely of directors who are considered independent under the tests prescribed by NI 52-110, and is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its Committees, and for annually assessing Board performance. The N&CG Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives from industries relevant to the business of Alexco are consulted for possible candidates, and search firms may be retained to the extent the Committee considers appropriate.

Director Share Ownership Requirements

During the financial year ended December 31, 2012, the Board implemented a policy requiring each director to own and hold a minimum of 20,000 Shares, including RSUs but not including any Shares represented by unexercised stock options, with a period of up to three years provided to acquire such ownership position. As at December 31, 2018 and as at April 26, 2019, all directors met this minimum Share ownership requirement.

Compensation

The determination of compensation for Alexco’s officers and directors is the responsibility of the Board, taking into consideration the recommendations of Alexco’s Compensation Committee. All of the members of the Compensation Committee must be independent under the tests prescribed by NI 52-110. For further information regarding the process by which compensation is determined for Alexco’s officers and directors, refer to the Compensation Discussion and Analysis section commencing on page 18, and particularly the sub-heading Role of Compensation Committee.

Director Term Limits and Other Mechanisms of Board Renewal

Alexco has not adopted term limits for its directors or other mechanisms for Board renewal. The NC&G Committee, on an annual basis, reviews the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of directors or other adjustments as appropriate.

The NC&G Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of Alexco's projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the professional experience, areas of expertise and personal character of members of the Board; and the current needs and objectives of Alexco.

Policies Regarding the Representation of Women on the Board

The Board has adopted a Diversity Policy which recognizes and embraces the benefits of having a diverse Board and executive team, including but not limited to gender diversity. The Board believes gender diversity is a significant aspect of diversity and acknowledges the role that women can play in contributing to diversity of perspective in the boardroom.

The objective of the Diversity Policy, as it relates to women on the Board, is to ensure that gender diversity is taken into account when reviewing board composition and that there is a required identification of women candidates embedded in the director nomination and executive level appointment process of the N&CG Committee.

Selection of female candidates to join the Board or the executive team will be, in part, dependent on the pool of female candidates with the requisite skills, knowledge and experience. The ultimate decision will be based on merit and the contribution the chosen candidate will bring to the Company.

In order to promote the specific objective of gender diversity, the selection process for Board and senior executive appointments must involve the following steps (including where the Company engages an external recruitment agency to identify and assess candidates):

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•	a short-list identifying potential candidates for the appointment which must include at least 50% qualified female candidates; and
•	if, at the end of the selection process, a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination.

The Company targets to maintain a Board in which at least 25% of the Board is represented by female directors. At the date of this Circular, the Board consists of 7 Directors, of which 2 Directors are female, representing 29% female representation on the Board.

On an annual basis, the N&CG Committee assesses the effectiveness of Alexco's performance in meeting the objectives outlined in the Diversity Policy by a review of our progress in increasing diversity amongst management and on the Board, by the percentage of female candidates identified during the process to fill any vacancies in management or on the Board and the percentage of female candidates. In 2018, the Board recruited one new Director and 50% of the candidates considered were female with the end result of a female director being appointed. The Board has oversight of any diversity initiative implemented by management and will monitor measurable goals for achieving the objectives established for the initiative.

Consideration of the Representation of Women in the Director Identification and Selection Process

Selection of female candidates to join the Board will be, in part, dependent on the pool of female candidates with the necessary skills, knowledge and experience. The consideration of potential candidates for appointments must include at least 50% qualified female candidates. If, at the end of the selection process a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination, which will advance the Company's commitment to diversity.

Consideration Given to the Representation of Women in Executive Officer Appointments

Alexco's views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process. The consideration of potential candidates for appointments must include at least 50% qualified female candidates. If, at the end of the selection process a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination, which will advance the Company's commitment to diversity.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

Although Alexco has adopted specific targets for women on the board, it has not adopted specific targets for women in executive positions. Alexco has had female leadership in executive positions and as part of Alexco’s desire to facilitate gender diversity in management and leadership roles, Alexco will also:

•	consider policies which address impediments to gender diversity in the workplace and review their availability and utilisation;
•	regularly review the proportion of women at all levels of the Company;
•	monitor the effectiveness of, and continue to expand on, existing initiatives designed to identify, support and develop talented women with leadership potential; and
•	continue to identify new ways to entrench diversity as a cultural priority across the organisation.

Number of Women on the Board and in Executive Officer Positions

As of the Record Date, two of seven (29%) directors of Alexco are female. See also “Policies Regarding the Representation of Women on the Board” above.

Majority Voting Policy

See “Election of Directors - Majority Voting Policy”.

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Participation of Directors in Other Reporting Issuers

During the year certain of Alexco’s directors are also directors in other reporting issuers (or equivalent), as disclosed in the following table:

Name of Director	Directorship(s) held in other Reporting Issuers
Clynton R. Nauman	NovaGold Resources Inc.
Terry Krepiakevich	Kaizen Discovery Inc.
Rick Van Nieuwenhuyse	Trilogy Metals Inc. NovaGold Resources Inc.[1]	SolidusGold Inc.
Richard N. Zimmer	Ascot Resources Ltd.	Capstone Mining Corp.
Michael D. Winn	Altus Strategies Plc Atico Mining Corp.	EMX Royalty Corp. Revelo Resource Corp.
(1)	Mr. Van Nieuwenhuyse is not standing for re-election at the May 16, 2019 AGM for NovaGold Resources Inc.

Interlocking Directorships

The following directors of Alexco currently serve together on interlocking boards:

Directors serving on Interlocking Boards	Name of other Reporting Issuer
Clynton R. Nauman and Rick Van Nieuwenhuyse[1]	NovaGold Resources Inc.
(1)	Mr. Van Nieuwenhuyse is not standing for re-election at the May 16, 2019 AGM for NovaGold Resources Inc.

Audit Committee Information

Detailed information with respect to Alexco’s audit committee is contained under the heading “Audit Committee Information” in Alexco’s Annual Information Form dated March 13, 2019 for the year ended December 31, 2018 filed under Alexco’s profile on SEDAR at www.sedar.com.

Other Information

Indebtedness to Corporation of Directors and Officers

As at April 26, 2019, other than routine indebtedness, there was no indebtedness outstanding of any current or former director, executive officer or employee of Alexco or its subsidiaries which is owing to Alexco or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Alexco or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of Alexco, no proposed nominee for election as a director of Alexco and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to Alexco or its subsidiaries; or
(ii)	is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Alexco or its subsidiaries, in relation to a securities purchase program or other program.

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Management Contracts

No management functions of Alexco are performed to any substantial degree by a person other than the directors or executive officers.

Interest of Certain Persons or Companies in Matters To Be Acted Upon

Except as otherwise disclosed, to the knowledge of Alexco, no director or executive officer since the commencement of Alexco’s last completed fiscal year, proposed nominee of management for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors or appointment of auditors.

Interest of Informed Persons in Material Transactions

No informed person, officer or proposed director and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Alexco’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect Alexco or any of its subsidiaries.

Additional Information

Financial information is provided in Alexco’s comparative financial statements and MD&A for its most recently completed financial year. Additional information relating to Alexco, including audited comparative financial statements, MD&A, annual information form and US Form 40-F for its most recently completed financial year, is on Alexco’s web site at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may contact Alexco at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9 to request, free of charge, hard copies of Alexco’s audited financial statements and MD&A.

DATED as of this 26th day of April, 2019.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, Executive Chairman and Chief Executive Officer

SCHEDULE “A”

ALEXCO RESOURCE CORP.

STOCK OPTION PLAN

April 26, 2019

Alexco Resource Corp.

NEW STOCK option PlaN
April 26, 2019

PART 1

PURPOSE

1.1	Purpose

The purpose of this Plan is to secure for the Corporation and its shareholders the benefits inherent in share ownership by the employees and directors of the Corporation and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that incentive stock option plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Corporation.

PART 2
Interpretation

2.1	Definitions
(a)	“Affiliate” has the meaning set forth in the BCA.
(b)	“Award” means any stock option granted under this Plan.
(c)	“BCA” means the Business Corporations Act (British Columbia).
(d)	“Blackout Period” means a period in which the trading of Shares or other securities of the Corporation is restricted under the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, or under any similar policy of the Corporation then in effect.
(e)	“Board” means the board of directors of the Corporation.
(f)	“Cashless Exercise Right” has the meaning set forth in Section 3.5 of this Plan.
(g)	“Change of Control” means the occurrence and completion of any one or more of the following events:
(i)	the Corporation shall not be the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Corporation);
(ii)	the Corporation shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Corporation shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Corporation and its subsidiaries as at the end of the most recently completed financial year of the Corporation or (B) which during the most recently completed financial year of the Corporation generated, or during the then current financial year of the Corporation are expected to generate, more than 50% of the consolidated operating income or cash flow of the Corporation and its subsidiaries, to any other person or persons (other than one or more Designated Affiliates of the Corporation), in which case the Change of Control shall be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets in the case of clause (A) or 50% of the consolidated operating income or cash flow in the case of clause (B), as the case may be;
(iii)	the Corporation is to be dissolved and liquidated;
(iv)	any person, entity or group of persons or entities acting jointly or in concert acquires or gains ownership or control (including, without limitation, the power to vote) more than 50% of the Corporation’s outstanding voting securities; or
(v)	as a result of or in connection with: (A) the contested election of directors, or; (B) a transaction referred to in subparagraph (i) above, the persons who were directors of the Company before such election or transaction shall cease to constitute a majority of the directors.
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For the purposes of the foregoing, “voting securities” means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities;

(h)	"Code" means the U.S. Internal Revenue Code of 1986, as amended.
(i)	“Committee” has the meaning attributed thereto in Section 6.1.
(j)	“Corporation” means Alexco Resource Corp., a company continued under the BCA.
(k)	“Designated Affiliate” means subsidiaries of the Corporation designated by the Committee from time to time for purposes of this Stock Option Plan.
(l)	“Director Retirement” in respect of a Participant, means the Participant ceasing to hold any directorships with the Corporation, any Designated Affiliate and any entity related to the Corporation for purposes of the Income Tax Act (Canada) after attaining a stipulated age in accordance with the Corporation’s normal retirement policy, or earlier with the Corporation’s consent.
(m)	“Director Termination” means the removal of or failure to re-elect the Eligible Director as a director of the Corporation, a Designated Affiliate and any entity related to the Corporation for purposes of the Income Tax Act (Canada).
(n)	“Effective Date” has the meaning set forth in Section 5.7.
(o)	“Eligible Directors” means the directors of the Corporation or any Designated Affiliate who are, as such, eligible for participation in this Plan.
(p)	“Eligible Employees” means employees (including employees who are officers and directors) of the Corporation or any Designated Affiliate thereof, whether or not they have a written employment contract with Corporation, determined by the Committee, upon recommendation of the Committee, as employees eligible for participation in this Plan. Eligible Employees shall include Service Providers eligible for participation in this Plan as determined by the Committee.
(q)	"Employment Contract" shall mean any contract between the Corporation or any subsidiary of the Corporation and any Eligible Employee or Service Provider relating to, or entered into in connection with, the employment of the Eligible Employee or the engagement of the Service Provider;
(r)	“Existing Incentive Plan” has the meaning set forth in Section 5.1.
(s)	“Fair Market Value” means, with respect to a Share subject to an Award, the volume weighted average price of the Shares on The Toronto Stock Exchange for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on The Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date; provided, however, that with respect to any Incentive Stock Option or Non-Qualified Stock Option, the Fair Market Value used to set the exercise price shall not be less than the the closing price of the Shares on The Toronto Stock Exchange on the last trading day immediately prior to the option grant date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.
(t)	"Incentive Stock Option" means an Option granted to a U.S. Participant that is intended to qualify as an "incentive stock option" within the meaning of section 422 of the Code.
(u)	“Insider” has the meaning set out in the Toronto Stock Exchange Company Manual.
(v)	"Non-Qualified Stock Option" means an Option granted to a U.S. Participant that is not an Incentive Stock Option.
(w)	“Option” means an option granted under the terms of this Plan.
(x)	“Option Period” means the period during which an Option is outstanding.
(y)	“Option Shares” has the meaning set forth in Section 3.5 of this Plan.
(z)	“Optionee” means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of this Plan.
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(aa)	“Participant” means an Eligible Employee or Eligible Director.
(bb)	“Plan” means this Stock Option Plan, as it may be amended and restated from time to time.
(cc)	“Retirement” in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Corporation or any Designated Affiliate after attaining a stipulated age in accordance with the Corporation’s normal retirement policy, or earlier with the Corporation’s consent.
(dd)	“Separation Date” means the date that a Participant ceases to hold any employment with the Corporation or any Designated Affiliate due to the Retirement, Termination, Director Retirement or Director Termination, as the case may be, of the Participant.
(ee)	“Service Provider” means any person or company engaged by the Corporation or a Designated Affiliate to provide services for an initial, renewable or extended period of 12 months or more, where such services are bona fide services to the Corporation and the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation’s securities.
(ff)	“Shares” means the common shares in the capital of the Corporation.
(gg)	"10% Shareholder" means a person who owns (taking into account the constructive ownership rules under section 424(d) of the Code) more than 10% of the total combined voting power of all classes of shares of the Corporation (or of any parent or subsidiary of the Corporation within the meaning of section 424(e) and 424(f) of the Code).
(hh)	“Termination” means the termination of the employment (or consulting services) of an Eligible Employee with or without cause by the Corporation or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the Eligible Employee.
(ii)	“U.S. Participant” means an Optionee who is a U.S. citizen or a U.S. resident, in each case as defined in the Code.
2.2	Interpretation
(a)	This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
(b)	Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or Committee.
(c)	As used herein, the terms “Part” or “Section” mean and refer to the specified Part or Section of this Plan, respectively.
(d)	Where the word “including” or “includes” is used in this Plan, it means “including (or includes) without limitation”.
(e)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.
(f)	Unless otherwise specified, all references to money amounts are to Canadian dollars.

PART 3
STOCK OPTIONS

3.1	Participation

The Corporation may from time to time grant Options to Participants pursuant to this Plan. Options granted to U.S. Participants shall also be subject to PART 8.

3.2	Price

The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value on the date of grant.

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3.3	Grant of Options

The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The date of grant of an Option shall be the date that the grant was approved by the Board.

Each Option granted to a Participant shall be evidenced by a stock option agreement with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the Committee (which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 5.8 of this Plan, and the approval of any material changes by The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).

3.4	Terms of Options

The Option Period shall be five years from the date such Option is granted or such greater or lesser duration as the Board, on the recommendation of the Committee, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option (other than an Incentive Stock Option and Non-Qualified Stock Option) under this Plan should be determined to occur either during a Blackout Period or within ten business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth business day following the expiry of the Blackout Period.

Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:

(a)	as to 33 1/3% of the total number of Shares reserved for issuance pursuant to his or her Option on the date of grant of such Option; and
(b)	as to 33 1/3% on each of the first and second anniversary dates of the dated of grant of such Option.

Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:

(a)	in the case of an Eligible Employee, in the employ (or retained as a Service Provider) of the Corporation or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option; or
(b)	in the case of an Eligible Director, a director of the Corporation or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.

The exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Corporation on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, and which incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5(a), also be contingent upon receipt by the Corporation of cash payment of the full purchase price of the Shares being purchased.

3.5	Cashless Exercise Right

Participants have the right (the “Cashless Exercise Right”), in lieu of the right to exercise an Option, to terminate such Option in whole or in part by notice in writing delivered by the Participant to the Corporation electing to exercise the Cashless Exercise Right and, in lieu of receiving the Shares (the “Option Shares”) to which such Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(a)	subtracting the applicable Option exercise price per Share from the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Exercise Right and multiplying the remainder by the number of Option Shares; and
(b)	dividing the product obtained under subsection 3.5(a) by the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Exercise Right.

If a Participant exercises a Cashless Exercise Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan and the Corporation agrees to file a S.110(1.1) election for Canadian Participants.

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3.6	Effect of Termination of Employment or Death

If an Optionee:

(a)	dies during the Option Period, then any outstanding vested Options held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for a period of 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; and
(b)	ceases to be an Eligible Employee or Eligible Director as a result of Termination for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so engaged. If an Optionee ceases to be an Eligible Employee or Eligible Director for any reason other than Termination for cause or death then, unless otherwise determined by the Board, on the recommendation of the Committee, any vested Options held by such Optionee at the effective date thereof shall become exercisable for a period no more than 3 months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.
3.7	Effect of Takeover Bid

In the event of a Change of Control, unless otherwise determined by the Board, (i) all Options outstanding shall immediately vest and be exercisable; and (ii) all Options that are not otherwise exercised contemporaneously with the completion of the Change of Control will terminate and expire immediately thereafter.

3.8	Effect of Amalgamation or Merger

Subject to Section 3.7, if the Corporation amalgamates or otherwise completes a plan of arrangement or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, arrangement or merger if the Participant had exercised his or her Option immediately prior to the record date applicable to such amalgamation, arrangement or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of this Plan.

PART 4
WITHHOLDING TAXES

4.1	Exercise of Option:
(a)	Exercise: Subject to any restriction on the number or percentage of Shares which may be purchased by the Optionee during any particular time period within the Option Period determined by the Committee, an Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period, provided however that, except as otherwise specifically provided in section 4.2 hereof or in any Employment Contract, no Option may be exercised unless the Optionee at the time of exercise thereof is:
(i)	in the case of an Eligible Employee, in the employment of the Corporation or a subsidiary of the Corporation and has been continuously so employed since the date of grant of such option, provided however that a leave of absence with the approval of the Corporation or such subsidiary of the Corporation shall not be considered an interruption of employment for purposes of this Plan;
(ii)	in the case of an Insider who is not also an Eligible Employee, a director of the Corporation or a subsidiary of the Corporation and has been such a director continuously since the date of grant of such Option; and
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(iii)	in the case of an Service Provider, engaged in providing services; for the Corporation or an entity controlled by the Corporation and has been so engaged since the date of grant of such Option.
(b)	Payment of Exercise Price: The exercise of any Option shall be contingent upon receipt by the Corporation of payment of the aggregate purchase price for the Shares in respect of which the Option has been exercised. No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Shares with respect to which such Optionee was granted an Option, unless and until certificates for such Shares are issued to such Optionee, or them, under the terms of this Plan. Subject to section 3.5 hereof, upon an Optionee exercising an Option and paying the Corporation the aggregate purchase price for the Shares in respect of which the Option has been exercised, the Corporation shall as soon as practicable issue and deliver a certificate representing the Shares so purchased.
4.2	Withholding Taxes:

Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Corporation or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate for any amount which the Corporation or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Unless alternate arrangements to pay for any withholding tax obligation are agreed to by the Participant and the Corporation prior to the payment date, the Board may adopt administrative rules under this Plan which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award..

PART 5
GENERAL

5.1	Number of Shares

The aggregate number of Shares that may be issued under this Plan shall not exceed 10% of the outstanding issue from time to time and (together with any other security-based compensation arrangements of the Corporation in effect from time to time, which for this purpose includes outstanding options and restricted share units from the Corporation’s former 2016 Equity Incentive Plan (the “Existing Incentive Plan”)) shall not exceed 15% of the outstanding issue from time to time, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time. In addition, the aggregate number of Shares that may be issued and issuable under this Plan (when combined with all of the Corporation’s other security based compensation arrangements, as applicable):

(a)	to Insiders shall not exceed 10% of the Corporation’s outstanding issue from time to time;
(b)	to Insiders within any one-year period shall not exceed 10% of the Corporation’s outstanding issue from time to time; and
(c)	to any one Insider and his or her associates or Affiliates within any one-year period shall not exceed 5% of the Corporation’s outstanding issue from time to time.

In addition, the maximum aggregate grant date fair value (equal to the accounting fair value so determined) of awards under this Plan, together with the Corporation’s other security based compensation arrangements, as applicable, to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000 excluding any one-time sign-on awards or equity granted in lieu of cash retainers, of which no more than $100,000 may be in the form of Options.

In no event will the number of Shares that may be issued to any one Participant pursuant to Awards under this Plan (when combined with all of the Corporation’s other security based compensation arrangements, as applicable) exceed 5% of the Corporation’s outstanding issue from time to time.

For the purposes of this Section 5.1, “outstanding issue” means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an Award.

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5.2	Lapsed Awards

If Awards are surrendered, terminated or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Toronto Stock Exchange.

5.3	Adjustment in Shares Subject to this Plan

If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and such adjustment shall be effective and binding for all purposes of this Plan.

5.4	Transferability

Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant. Awards are non-transferable except by will or by the laws of descent and distribution.

5.5	Employment

Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Corporation or any Affiliate, or interfere in any way with the right of the Corporation or any Affiliate to terminate the Participant’s employment at any time. Participation in this Plan by a Participant is voluntary.

5.6	Record Keeping

The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;
(b)	the number of Awards granted to each Participant and relevant details regarding such Awards; and
(c)	such other information as the Board may determine.
5.7	Necessary Approvals

The issue of Shares under this Plan is prohibited until the date that the Corporation obtains approval of this Plan (a) by an ordinary resolution passed at a meeting of the shareholders of the Corporation; and (b) by the Toronto Stock Exchange (collectively, the “Effective Date”). Notwithstanding the foregoing, the Board may issue Awards prior to the Effective Date, with all such Awards subject to the following additional restrictions unless and until the occurrence of the Effective Date: (a) all Awards will be prohibited from being converted, exercised or exchanged for Shares; (b) all Awards will terminate upon a Change of Control or upon either the shareholders of the Corporation or the Toronto Stock Exchange failing to approve this Plan.

5.8	Amendments to Plan

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes to the cashless exercise right provisions, and any other non-material administrative matter relating to this Plan and the Awards that may be granted hereunder, provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;
(b)	no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;
(c)	the expiry date of an Option Period in respect of an Option shall not be more than ten years from the date of grant of an Option except as expressly provided in Section 3.4;
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(d)	notwithstanding the foregoing, the Directors shall not adopt any of the following amendments without having obtained shareholder approval thereof:
(i)	any amendment to the number of Shares specified in subsection 5.1;
(ii)	any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders; or
(iii)	any amendment that would reduce the exercise price of an outstanding Option other than pursuant to section 5.3;
(iv)	any amendment that would extend the expiry date of the Option Period in respect of any Option granted under this Plan except as expressly contemplated in subsection 3.4.
(v)	amendments to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation;
(vi)	any amendment which would permit options granted under this Plan to be transferable or assignable other than for normal estate settlement purposes; and
(vii)	amendments to the plan amendment provisions.

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.

5.9	No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

5.10	Compliance with Applicable Law, etc.

If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Corporation or this Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

5.11	Term of the Plan

This Plan shall remain in effect until it is terminated by the Board. This Plan and all Awards issued hereunder will terminate immediately without any further action if the shareholder resolution required to trigger the Effective Date is not approved by the shareholders or if the Toronto Stock Exchange determines not to approve this Plan.

PART 6
ADMINISTRATION OF THIS PLAN

6.1	Administration by the Committee
(a)	Unless otherwise determined by the Board, this Plan shall be administered by the Compensation Committee (the “Committee”) appointed by the Board and constituted in accordance with such Committee’s charter.
(b)	The Committee shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:
(i)	adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and
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(ii)	otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.
6.2	Board Role
(a)	The Board, on the recommendation of the Committee, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards.
(b)	The Board may delegate any of its responsibilities or powers under this Plan to the Committee, provided that the grant of all Awards under this Plan shall be subject to the approval of the Board. No Award shall be exercisable in whole or in part unless and until such approval is obtained.
(c)	In the event the Committee is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee provided for herein.

PART 7
TRANSITION

7.1	Previously Granted Stock Options and Restricted Share Units

As of the Effective Date, this Plan replaces the Existing Incentive Plan. Any stock options and restricted share units granted by the Corporation pursuant to the Existing Incentive Plan shall continue to be governed by and subject to the terms of the Existing Incentive Plan.

PART 8
OPTIONS GRANTED TO U.S. PARTICIPANTS

8.1	Maximum Number of Common Shares for Incentive Stock Options. Notwithstanding any other provision of this Plan to the contrary, the number of Shares available for granting Incentive Stock Options under this Plan may not exceed 10,864,000, subject to adjustment in accordance with Section 5.3 of this Plan and subject to the provisions of section 422 and 424 of the Code.
8.2	Designation of Options. The stock option agreement relating to any Option granted to a U.S. Participant shall specify whether such Option is an Incentive Stock Option or a Non-Qualified Stock Option. If no such specification is made, the Option will be (a) an Incentive Stock Option if all of the requirements under the Code are satisfied or (b) in all other cases, a Non-Qualified Stock Option.
8.3	Special Requirements for Incentive Stock Options. In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:
(a)	An Incentive Stock Option may be granted only to employees (including a Director or officer who is also an employee) of the Corporation (or of any parent or subsidiary of the Corporation). For purposes of this Article Nine, the term "employee" shall mean a person who is an employee for purposes of the Code and the terms "parent" and "subsidiary" shall have the meanings set forth in sections 424(e) and 424(f) of the Code;
(b)	The Corporation will not grant Incentive Stock Options in which the aggregate Fair Market Value (determined as of the date of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (under this Plan and all other plans of the Corporation and of any parent or subsidiary of the Corporation) exceeds US$100,000 or any limitation subsequently set forth in section 422(d) of the Code;
(c)	The exercise price payable per Share upon exercise of an Incentive Stock Option will not be less than 100% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, the exercise price payable per Share upon exercise of such Incentive Stock Option will be not less than 110% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option;
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(d)	Notwithstanding any provision to the contrary in this Plan (including the provisions in Section 3.4 regarding Blackout Periods), an Incentive Stock Option will terminate and no longer be exercisable no later than ten years after the date of grant of such Incentive Stock Option; provided, however, that in the case of a grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than five years after the date of grant of such Incentive Stock Option;
(e)	If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Corporation (or by any parent or subsidiary of the Corporation) for any reason, whether voluntary or involuntary, other than death, permanent disability or cause, such Incentive Stock Option shall be exercisable by the U.S. Participant (to the extent such Incentive Stock Option was vested on the date of cessation of employment) at any time prior to the earlier of (i) the date that is three months after the date of cessation of employment or (ii) the expiration of the term of such Incentive Stock Option. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Corporation (or by any parent or subsidiary of the Corporation) because of the death or permanent disability of such U.S. Participant, such U.S. Participant, such U.S. Participant's personal representatives or administrators, or any person or persons to whom such Incentive Stock Option is transferred by will or the applicable laws of descent and distribution, may exercise such Incentive Stock Option (to the extent such Incentive Stock Option was vested on the date of death or permanent disability, as the case may be) at any time prior to the earlier of (i) the date that is one year after the date of death or permanent disability, as the case may be, or (ii) the expiration of the term of such Incentive Stock Option. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Corporation (or by any parent or subsidiary of the Corporation) for cause, the right to exercise such Incentive Stock Option will terminate on the date of cessation of employment, unless otherwise determined by the Directors. For purposes of this Article Nine, the term "permanent disability" has the meaning assigned to that term in section 422(e)(3) of the Code;
(f)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant's lifetime only by such U.S. Participant;
(g)	An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned or pledged by such U.S. Participant, except by will or by the laws of descent and distribution; and
(h)	No Incentive Stock Option will be granted more than ten years after the earlier of the date this Plan is adopted by the Board or the date this Plan is approved by the shareholders of the Corporation.

PART 9
United States Securities Laws

9.1	Securities Laws of the United States. Neither the Options which may be granted pursuant to the provisions of this Plan nor the Shares of the Corporation which may be purchased pursuant to the exercise of Options have been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or under any securities law of any state of the United States. Accordingly, unless the Option and the Shares have been registered on an effective Form S-8 filed with the United States Securities and Exchange Commission, any U.S. Participant who is granted an Option in a transaction which is subject to the U.S. Securities Act or the securities laws of any state of the United States shall represent, warrant, acknowledge and agree in the award agreement containing the Award granted to the Participant that:
(a)	the U.S. Participant is acquiring the Option and Shares acquired upon the exercise of the Option as principal and for the account of the U.S. Participant for investment purposes and without any view to distribution of the securities inside the United States;
(b)	in granting the Option and issuing the Shares to the U.S. Participant upon the exercise of such Option, the Corporation is relying on the representations and warranties of the U.S. Participant contained in the option agreement relating to the Option to support the conclusion of the Corporation that the granting of the Option and the issue of Shares do not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States;
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(c)	each certificate representing Shares issued upon the exercise of such Option by a U.S. Participant subject to the U.S. Securities Act shall bear the following legends:

"THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, OR (C) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. UPON RECEIPT BY THE CORPORATION OF A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE ACCEPTABLE TO THE CORPORATION TO SUCH EFFECT."

"THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT GOOD DELIVERY OF THE COMMON SHARES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE.”

“A CERTIFICATE WITHOUT A LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT FOR THE COMMON SHARES OF THE CORPORATION IN CONNECTION WITH A SALE OF THE COMMON SHARES REPRESENTED HEREBY UPON DELIVERY OF THIS CERTIFICATE AND AN EXECUTED DECLARATION BY THE SELLER, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided that if such Shares are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act the foregoing legends may be removed by providing a written declaration by the holder to the registrar and transfer agent for the Shares to the following effect:

"The undersigned (a) represents and warrants that the sale of the securities of Alexco Resource Corp. (the "Corporation") to which this declaration relates is being made in compliance with Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (b) certifies that (1) the undersigned is not (a) an “affiliate” of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act, except any officer or director of the Company who is an affiliate solely by virtue of holding such position) (b) a “distributor” as defined in Regulation S or (c) an affiliate of a distributor; (2) the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or another “designated offshore securities market”, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such Securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the Securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U. S. Securities Act); (5) the seller does not intend to replace such Securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act. The undersigned hereby acknowledges and agrees to the Corporation and its counsel may rely on the representations made herein for purposes of determining whether the sale was made pursuant to the U.S. Securities Act and the U.S. restrictive legend on the certificates representing the Securities may be removed ";

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(d)	other than as contemplated by subsection 9.1(c) hereof, prior to making any disposition of any Shares acquired pursuant to any Option which might be subject to the requirements of the U.S. Securities Act, the U.S. Participant shall give written notice to the Corporation describing the manner of the proposed disposition and containing such other information as is necessary to enable counsel for the Corporation to determine whether registration under the U.S. Securities Act or qualification under any securities laws of any state of the United States is required in connection with the proposed disposition and whether the proposed disposition is otherwise in compliance with such legislation and the regulations thereto;
(e)	other than as contemplated by subsection 10.1(c) hereof, the U.S. Participant will not attempt to effect any disposition of the Shares owned by the U.S. Participant and acquired pursuant to the Options or of any interest therein which might be subject to the requirements of the U.S. Securities Act in the absence of an effective registration statement relating thereto under the U.S. Securities Act or an opinion of counsel satisfactory in form and substance to counsel for the Corporation that such disposition would not constitute a violation of the U.S. Securities Act or any securities laws of any state of the United States and then will only dispose of such Shares in the manner so proposed;
(f)	the Corporation may place a notation on the records of the Corporation to the effect that none of the Shares acquired by the U.S. Participant pursuant to Options shall be transferred unless the provisions of this Plan have been complied with; and
(g)	the effect of these restrictions on the disposition of the Shares acquired by the U.S. Participant pursuant to Options is such that the U.S. Participant may not be able to sell or otherwise dispose of such Shares for a considerable length of time in a transaction which is subject to the provisions of the U.S. Securities Act other than as contemplated by subsection 10.1(c) hereof.

Plan approved by the Board effective April 26, 2019

Plan approved by the shareholders of the Corporation effective June [6], 2019

Effective date of Plan: •

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SCHEDULE “B”

ALEXCO RESOURCE CORP.

RESTRICTED STOCK UNIT INCENTIVE PLAN

April 26, 2019

TABLE OF CONTENTS

Part 1 Purpose		1
1.1	Purpose	1
Part 2 Interpretation		1
2.1	Definitions	1
Part 3 Administration of this Plan		3
3.1	Board	3
3.2	Committee	4
3.3	Terms of Awards	4
3.4	No Liability	4
3.5	Book Entry	5
Part 4 Shares Subject to this Plan		5
4.1	Shares Subject to this Plan	5
Part 5 Effective Date, Duration and Amendments		5
5.1	Effective Date	5
5.2	Amendment and Termination of this Plan	6
Part 6 Award Eligibility and Limitations		6
6.1	Eligible RSU Participants	6
6.2	Successive Awards	7
Part 7 Award Agreement		7
7.1	Award Agreement	7
Part 8 Terms and Conditions of Restricted Stock Units		7
8.1	Grant of Restricted Stock Units	7
8.2	Restrictions and Vesting	7
8.3	Restricted Stock Unit Accounts	7
8.4	Rights of Holders of Restricted Stock Units	7
8.5	Termination of Service	8
8.6	Delivery of Shares	8
8.7	Securities Laws of the United States.	8
8.8	United States Tax Matters	10
Part 9 Terms and Conditions of Awards		10
9.1	Performance Conditions	10
9.2	Performance Goals Generally	10
9.3	Business Criteria	10
9.4	Timing For Establishing Performance Goals	11
9.5	Written Determinations	11
Part 10 Effect of Changes in Capitalization		11
10.1	Changes in Shares	11
10.2	Effect of Amalgamation or Merger	12
10.3	Adjustments	12
10.4	Effect of Takeover Bid	12
10.5	No Limitations on Corporation	12
Part 11 General Provisions		12
11.1	Disclaimer of Rights	12
11.2	Nonexclusivity of this Plan	12
11.3	Withholding Taxes	13

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11.4	Captions	13
11.5	Other Provisions	13
11.6	Number and Gender	13
11.7	Severability	13
11.8	Governing Law	13
11.9	No Representation or Warranty	13
11.10	Conflict	13
11.11	Time of Essence	13

ALEXCO RESOURCE CORP.
NEW RESTRICTED SHARE UNIT PLAN
APRIL 26, 2019

Part 1
Purpose

1.1	Purpose

This Plan is intended to enhance the ability of the Corporation and its Affiliates to attract and retain highly qualified officers, directors, key employees, consultants and other persons, and to motivate such officers, directors, key employees, consultants and other persons to serve the Corporation and its Affiliates and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. The award of Restricted Stock Units under this Plan may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof (as such performance goals are specified in the Award Agreement).

Part 2
Interpretation

2.1	Definitions

For purposes of interpreting this Plan and related documents (including Award Agreements), the following definitions shall apply:

(a)	“Affiliate” has the meaning ascribed to that term in the Business Corporations Act (British Columbia).

(b)	“Award” means a grant of Restricted Stock Units under this Plan.

(c)	“Award Agreement” means the written agreement between the Corporation and a Grantee that evidences and sets out the terms and conditions of an Award.

(d)	“Board” means the board of directors of the Corporation.

(e)	“Cause” means, as determined by the Board and unless otherwise provided in an applicable agreement with the Corporation or an Affiliate, (i) gross negligence or willful misconduct in connection with the performance of duties; (ii) conviction of a criminal offense; or (iii) material breach of any term of any employment, consulting or other services, confidentiality, intellectual property or non-competition agreements, if any, between the Eligible RSU Participant and the Corporation or an Affiliate.

(f)	“Change of Control” means the occurrence and completion of any one or more of the following events:

(i)	the Corporation shall not be the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Corporation);

(ii)	the Corporation shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Corporation shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Corporation and its subsidiaries as at the end of the most recently completed financial year of the Corporation or (B) which during the most recently completed financial year of the Corporation generated, or during the then current financial year of the Corporation are expected to generate, more than 50% of the consolidated operating income or cash flow of the Corporation and its subsidiaries, to any other person or persons (other than one or more Designated Affiliates of the Corporation), in which case the Change of Control shall be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets in the case of clause (A) or 50% of the consolidated operating income or cash flow in the case of clause (B), as the case may be;
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(iii)	the Corporation is to be dissolved and liquidated;

(iv)	any person, entity or group of persons or entities acting jointly or in concert acquires or gains ownership or control (including, without limitation, the power to vote) more than 50% of the Corporation’s outstanding voting securities; or

(v)	as a result of or in connection with: (A) the contested election of directors, or; (B) a transaction referred to in subparagraph (i) above, the persons who were directors of the Corporation before such election or transaction shall cease to constitute a majority of the directors.

(g)	“Committee” means the Compensation Committee of the Board.

(h)	“Consultant” means, in relation to the Corporation, an individual (other than an Employee or a Director of the Issuer) or Corporation that:

(i)	is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliate of the Corporation, other than services provided in relation to a distribution or the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation’s securities;

(ii)	provides the services under a written contract between the Corporation or the Affiliate and the individual or the Corporation, as the case may be;

(I)	in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate of the Corporation; and

(II)	has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation.

(i)	“Corporation” means Alexco Resource Corp.

(j)	“Designated Affiliates” means subsidiaries of the Corporation designated by the Committee from time to time for purposes of this Plan.

(k)	“Eligible Director” means a director who is not a Non-Employee Director.

(l)	“Effective Date” means April 24, 2019, the date this Plan was approved by the Board.

(m)	“Eligible RSU Participant” means an Employee, Eligible Director, or Consultant of the Corporation or its Affiliates.

(n)	“Employee” means:

(i)	an individual who is considered an employee of the Corporation or its Subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source);

(ii)	an individual who works full-time for the Corporation or its Subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

(iii)	an individual who works for the Corporation or its Subsidiary on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source.

(o)	“Fair Market Value” means, with respect to a Share subject to an Award, the volume weighted average price of the Shares on the TSX for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on the TSX, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.
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(p)	“GAAP” means, at any time, accounting principles generally accepted in Canada applying IFRS, including those set out in the Handbook of the Chartered Professional Accountants of Canada, at the relevant time applied on a consistent basis.

(q)	“Grant Date” means, as determined by the Board, the latest to occur of (i) the date as of which the Board approves an Award, (ii) the date on which the recipient of an Award first becomes eligible to receive an Award under Part 6 hereof, or (iii) such other date as may be specified by the Board.

(r)	“Grantee” means a person who receives or holds an Award under this Plan.

(s)	“Insider” has the meaning ascribed to that term in the Toronto Stock Exchange Company Manual.

(t)	“IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

(u)	“Non-Employee Director” means a member of the Board who is not an officer or employee of the Corporation or any of its Affiliates.

(v)	“Plan” means this Restricted Stock Unit Incentive Plan, as it may be amended and restated from time to time.

(w)	“Restricted Stock Unit” or “RSU” means a bookkeeping entry representing the right to receive one Share, subject to the restrictions and vesting provisions provided herein, and awarded to a Grantee pursuant to Part 8 hereof.

(x)	“Securities Act” means the Securities Act (British Columbia), as now in effect or as hereafter amended.

(y)	“Service” means service of an Eligible RSU Participant to the Corporation or an Affiliate. Unless otherwise stated in the applicable Award Agreement, a Grantee’s change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be an Eligible RSU Participant to the Corporation or an Affiliate. Subject to the preceding sentence, whether a termination of Service shall have occurred for purposes of this Plan shall be determined by the Board, which determination shall be final, binding and conclusive.

(z)	“Shares” means the common shares in the capital of the Corporation.

(aa)	“TSX” means Toronto Stock Exchange.

(bb)	“U.S. Participant” means an Eligible RSU Participant who is a U.S. citizen or a U.S. resident, in each case as defined in the U.S. Internal Revenue Code.

(cc)	“U.S. Securities Act”) means the United States Securities Act of 1933, as amended.

(dd)	“Vesting Period” has the meaning ascribed thereto in Section 8.2.

Part 3
Administration of this Plan

3.1	Board

The Board shall have such powers and authorities related to the administration of this Plan as are consistent with the Corporation’s articles and applicable law. The Board shall have full power and authority to take all actions and to make all determinations required or provided for under this Plan, any Award or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of this Plan that the Board deems to be necessary or appropriate to the administration of this Plan, any Award or any Award Agreement. All such actions and determinations shall be by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board executed in writing in accordance with the Corporation’s articles and applicable law. The interpretation and construction by the Board of any provision of this Plan, any Award or any Award Agreement shall be final, binding and conclusive.

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3.2	Committee

The Board from time to time may delegate to the Committee such powers and authorities related to the administration and implementation of this Plan, as set forth in Section 3.1 above and other applicable provisions, as the Board shall determine, other than the Board’s power and authority to grant awards or to issue Shares to Grantees upon the vesting of an Award, consistent with the articles of the Corporation and applicable law.

In the event that this Plan, any Award or any Award Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Board, such action may be taken or such determination may be made by the Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in this Section. Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final, binding and conclusive. To the extent permitted by law, the Committee may delegate its authority under this Plan to a member of the Board.

3.3	Terms of Awards

(a)	Subject to the other terms and conditions of this Plan, the Board shall have full and final authority to:

(i)	designate Grantees;

(ii)	determine the number of Shares to be subject to an Award;

(iii)	establish the terms and conditions of each Award (including, but not limited to, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting or forfeiture of an Award and any other terms or conditions);

(iv)	prescribe the form of each Award Agreement evidencing an Award;

(iv)	establish performance criteria; and

(v)	amend, modify, or supplement the terms of any outstanding Award. Such authority specifically includes the authority, in order to effectuate the purposes of this Plan but without amending this Plan, to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside Canada to recognize differences in local law, tax policy, or custom.

(b)	As a condition to any Award, the Board shall have the right, at its discretion, to require Grantees to return to the Corporation Awards previously made under this Plan. Subject to the terms and conditions of this Plan, any such new Award shall be upon such terms and conditions as are specified by the Board at the time the new Award is made. The Board shall have the right, in its discretion and subject to compliance with applicable rules of the TSX, to make Awards in substitution or exchange for any other award under another security based compensation plan of the Corporation, any Affiliate, or any business entity to be acquired by the Corporation or an Affiliate. The Corporation may retain the right in an Award Agreement to cause a forfeiture of the gain realized by a Grantee on account of actions taken by the Grantee in violation or breach of or in conflict with any employment agreement, non-competition agreement, any agreement prohibiting solicitation of employees or clients of the Corporation or any Affiliate thereof or any confidentiality obligation with respect to the Corporation or any Affiliate thereof or otherwise in competition with the Corporation or any Affiliate thereof, to the extent specified in such Award Agreement applicable to the Grantee. Furthermore, the Corporation may, within 30 days of an Award grant, annul an Award if the Grantee is an employee of the Corporation or an Affiliate thereof and is terminated for Cause. The grant of any Award shall be contingent upon the Grantee executing the appropriate Award Agreement.

3.4	No Liability

No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to this Plan or any Award or Award Agreement.

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3.5	Book Entry

Notwithstanding any other provision of this Plan to the contrary, the Corporation may elect to satisfy any requirement under this Plan for the delivery of Shares through the use of book-entry.

Part 4
Shares Subject to this Plan

4.1	Shares Subject to this Plan

Shares issued or to be issued under this Plan shall be authorized but unissued shares. Subject to adjustment as provided in Part 10 hereof, the maximum number of Shares available for issuance under this Plan shall not exceed 3.0% of the total number of issued and outstanding Shares, on a non-diluted basis, as constituted on the date of the Award grant in question. The number of Shares issued or to be issued under this Plan and all other security based compensation arrangements, at any time, shall not exceed 15% of the total number of the issued and outstanding Shares. If any Shares covered by an Award are forfeited, or if an Award terminates without delivery of any Shares subject thereto, then the number of Shares counted against the aggregate number of Shares available under this Plan with respect to such Award shall, to the extent of any such forfeiture or termination, again be available for making Awards under this Plan. The Board shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions. The number of Shares reserved pursuant to this Part 4 may be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of Shares subject to Awards before and after the substitution.

Notwithstanding the foregoing:

(i)	the aggregate number of Shares issuable to Insiders under all security-based compensation arrangements, including this Plan, at any time, shall not exceed 10% of the Corporation’s outstanding issue from time to time;

(ii)	the aggregate number of Shares issued to Insiders under all security-based compensation arrangements, within any one-year period, cannot exceed 10% of the Corporation’s outstanding issue;

(iii)	the number of Shares issuable to any one Eligible RSU Participant or other individual pursuant to an Award within any one-year period, cannot exceed 1% of the outstanding Shares; and

(iv)	the aggregate number of Shares issuable to all Eligible RSU Participants pursuant to Awards within any one-year period, cannot exceed 2% of the Corporation’s outstanding issue.

In addition, the maximum aggregate grant date fair value (equal to the accounting fair value so determined) of Awards under this Plan, together with the Corporation’s other security based compensation arrangements, as applicable, to any non-employee director in any fiscal year of the Corporation shall not exceed $150,000 excluding any one-time sign-on awards or equity granted in lieu of cash retainers, of which no more than $100,000 may be in the form of stock options.

Part 5
Effective Date, Duration and Amendments

5.1	Effective Date

This Plan shall be effective as of the Effective Date, subject to approval of the TSX and by the Corporation’s shareholders within one year following the Effective Date. Upon the later of approval of this Plan by the TSX and the shareholders of the Corporation as set forth above, all Awards made under this Plan on or after the Effective Date shall be fully effective as if the TSX and the shareholders of the Corporation had approved this Plan on the Effective Date. If the TSX and the shareholders of the Corporation fail to approve this Plan within one year after the Effective Date, any Awards made hereunder shall be null and void and of no effect.

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5.2	Amendment and Termination of this Plan

The Board may suspend or terminate this Plan at any time, or from time to time amend or revise the terms of this Plan or any granted Award without the consent of the Eligible RSU Participants provided that such suspension, termination, amendment or revision shall:

(a)	not adversely alter or impair the rights of any Eligible RSU Participant, without the consent of such Eligible RSU Participant except as permitted by the provisions of this Plan;
(b)	be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Corporation, the TSX, or any other regulatory body having authority over the Corporation; and
(c)	be subject to shareholder approval, where required by law or the requirements of the TSX provided that the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Corporation make the following amendments to this Plan:
(i)	any amendment to the vesting provision, if applicable, or assignability provisions of the Awards;
(ii)	any amendment regarding the effect of termination of a Participant’s employment or engagement;
(iii)	any amendment which accelerates the date on which any RSU may vest under this Plan;
(iv)	any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body;
(v)	any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of this Plan, correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan, correct any grammatical or typographical errors or amend the definitions in this Plan;
(vi)	any amendment regarding the administration of this Plan;
(vii)	any amendment to add provisions permitting the grant of Awards settled otherwise than with Shares issued from treasury, a form of financial assistance or clawback; and
(viii)	any other amendment that does not require the approval of the shareholders of the Corporation under Section 5.2(b).
(d)	Notwithstanding the foregoing, the Board shall not adopt any of the following amendments without having obtained shareholder approval thereof:
(i)	any amendment to the number of Shares available for issuance specified in Section 4.1;
(ii)	amendments to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation;
(iii)	amendments to the Plan amendment provisions.

Part 6
Award Eligibility and Limitations

6.1	Eligible RSU Participants

Subject to this Part 6, Awards may be made under this Plan to any Eligible RSU Participant, as the Board shall determine and designate from time to time. The Corporation and the Grantee of Restricted Stock Units are responsible for ensuring and confirming that the Grantee of Restricted Stock Units is a bona fide Eligible RSU Participant.

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6.2	Successive Awards

An eligible person may receive more than one Award, subject to such restrictions as are provided herein.

Part 7
Award Agreement

7.1	Award Agreement

Each Award granted pursuant to this Plan shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of this Plan.

Part 8
Terms and Conditions of Restricted Stock Units

8.1	Grant of Restricted Stock Units

Awards shall be in the form of Restricted Stock Units as evidenced by one or more Award Agreements. Subject to the restrictions and vesting provisions provided in Section 8.2, each RSU shall entitle the Grantee to receive one Share.

8.2	Restrictions and Vesting

At the time a grant of Restricted Stock Units is made, the Board may, in its sole discretion, establish a period of time (a “Vesting Period”) applicable to such Restricted Stock Units. Each Award of Restricted Stock Units may be subject to a different Vesting Period. The Board may, in its sole discretion, at the time a grant of Restricted Stock Units is made, prescribe restrictions in addition to or other than the expiration of the Vesting Period, including the satisfaction of certain corporate and/or individual performance objectives, which may be applicable to all or any portion of the Restricted Stock Units in accordance with Section 9.1. Notwithstanding the foregoing, (i) Restricted Stock Units that vest solely by the passage of time shall not vest in full in less than two (2) years from the Grant Date; and (ii) Restricted Stock Units for which vesting may be accelerated by achieving performance targets shall not vest in full in less than six (6) months from the Grant Date.

Restricted Stock Units may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the Grantee’s beneficiary or estate, as the case may be, upon the death of the Grantee) during the Vesting Period.

Upon the death of a Grantee, any RSUs granted to such Grantee which, prior to the Grantee’s death, have not vested, will immediately vest and the Grantee’s estate shall be entitled to receive payment in accordance with Section 8.6 hereof.

8.3	Restricted Stock Unit Accounts

An account will be maintained by the Secretary of the Corporation, or such other officer of the Corporation as the Board may designate, in the name and for the benefit of the Grantee, in which will be recorded the number of RSUs granted to the Grantee, the Grant Date and expiry date of the RSUs.

8.4	Rights of Holders of Restricted Stock Units

(a)	Voting and Dividend Rights

Grantees of Restricted Stock Units shall have no rights as shareholders of the Corporation. The Board may provide in an Award Agreement evidencing a grant of Restricted Stock Units that the Grantee shall be entitled to receive, upon the Corporation’s payment of a cash dividend on its outstanding Shares, a cash payment for each Restricted Stock Unit granted equal to the per-share dividend paid on the outstanding Shares. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Restricted Stock Units at a price per unit equal to the Fair Market Value of the Shares on the date that such dividend is paid.

(b)	Creditor’s Rights

A Grantee shall have no rights other than those of a general creditor of the Corporation. Restricted Stock Units represent an unfunded and unsecured obligation of the Corporation, subject to the terms and conditions of the applicable Award Agreement.

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8.5	Termination of Service

Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, subject to prior TSX approval, upon the termination of a Grantee’s Service, any Restricted Stock Units granted to a Grantee that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of Restricted Stock Units, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to receive dividends with respect to the Restricted Stock Units.

8.6	Delivery of Shares

Upon the expiration or termination of the Vesting Period and the satisfaction of any other restrictions prescribed by the Board, the Restricted Stock Units shall vest and shall be settled in Shares issued by the Corporation from treasury and, unless otherwise provided in the Award Agreement, a share certificate for that number of Shares equal to the number of vested RSUs shall be delivered, free of all such restrictions, to the Grantee or the Grantee’s beneficiary or estate, as the case may be.

Settlement of RSUs shall be in Shares issued by the Corporation from treasury. The Committee shall specify the circumstances in which Awards shall be made or forfeited in the event of termination of Service by the Grantee prior to vesting.

Shares required to be issued to a U.S. Participant upon the vesting of such U.S. Participant’s Restricted Stock Units will be duly issued as soon as practicable, but in all events, no later than March 15 of the calendar year following the calendar year in which the vesting date occurs. Neither the Board nor the Committee shall extend the vesting date of any Restricted Stock Unit in such a manner that would result in a deferral of compensation that violates section 409A of the U.S. Internal Revenue Code.

8.7	Securities Laws of the United States.

Neither the Awards which may be granted pursuant to the provisions of this Plan nor the Shares of the Corporation which underly the Restricted Share Units have been registered under the U.S. Securities Act or under any securities law of any state of the United States. Accordingly, unless the Award and the Shares have been registered on an effective Form S-8 filed with the Securities and Exchange Commission, any U.S. Participant who is granted an Award in a transaction which is subject to the U.S. Securities Act or the securities laws of any state of the United States shall represent, warrant, acknowledge and agree in the award agreement containing the Award granted to the Participant that:

(a)	the U.S. Participant is acquiring the Award and Shares acquired upon the vesting of such Award as principal and for the account of the U.S. Participant;

(b)	in granting the Award and issuing the Shares to the U.S. Participant, the Corporation is relying on the representations and warranties of the Participant contained in the award agreement relating to the Award to support the conclusion of the Corporation that the granting of the Award and the issue of Shares do not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States;

(c)	each certificate representing Shares issued to a U.S. Participant subject to the U.S. Securities Act shall bear the following legends:

“THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, OR (C) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.”

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“THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT GOOD DELIVERY OF THE COMMON SHARES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE.”

“A CERTIFICATE WITHOUT A LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT FOR THE COMMON SHARES OF THE CORPORATION IN CONNECTION WITH A SALE OF THE COMMON SHARES REPRESENTED HEREBY UPON DELIVERY OF THIS CERTIFICATE AND AN EXECUTED DECLARATION BY THE SELLER, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”;

provided that if such Shares are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act the foregoing legends may be removed by providing a written declaration by the holder to the registrar and transfer agent for the Shares to the following effect:

“The undersigned (a) represents and warrants that the sale of the securities of Alexco Resource Corp. (the “Corporation”) to which this declaration relates is being made in compliance with Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (b) certifies that (1) the undersigned is not (a) an “affiliate” of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act, except any officer or director of the Company who is an affiliate solely by virtue of holding such position) (b) a “distributor” as defined in Regulation S or (c) an affiliate of a distributor; (2) the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or another “designated offshore securities market”, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such Securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the Securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U. S. Securities Act); (5) the seller does not intend to replace such Securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act. The undersigned hereby acknowledges and agrees to the Corporation and its counsel may rely on the representations made herein for purposes of determining whether the sale was made pursuant to the U.S. Securities Act and the U.S. restrictive legend on the certificates representing the Securities may be removed “;

(d)	other than as contemplated by subsection 8.7(c) hereof, prior to making any disposition of any Shares acquired pursuant to any Award which might be subject to the requirements of the U.S. Securities Act, the U.S. Participant shall give written notice to the Corporation describing the manner of the proposed disposition and containing such other information as is necessary to enable counsel for the Corporation to determine whether registration under the U.S. Securities Act or qualification under any securities laws of any state of the United States is required in connection with the proposed disposition and whether the proposed disposition is otherwise in compliance with such legislation and the regulations thereto;

(e)	other than as contemplated by subsection 8.7(c) hereof, the U.S. Participant will not attempt to effect any disposition of the Shares owned by the U.S. Participant and acquired pursuant to the Awards or of any interest therein which might be subject to the requirements of the U.S. Securities Act in the absence of an effective registration statement relating thereto under the U.S. Securities Act or an opinion of counsel satisfactory in form and substance to counsel for the Corporation that such disposition would not constitute a violation of the U.S. Securities Act or any securities laws of any state of the United States and then will only dispose of such Shares in the manner so proposed;
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(f)	the Corporation may place a notation on the records of the Corporation to the effect that none of the Shares acquired by the U.S. Participant pursuant to Awards shall be transferred unless the provisions of this Plan have been complied with; and

(g)	the effect of these restrictions on the disposition of the Shares acquired by the Participant pursuant to Awards is such that the Participant may not be able to sell or otherwise dispose of such Shares for a considerable length of time in a transaction which is subject to the provisions of the U.S. Securities Act other than as contemplated by subsection 8.7(c) hereof.
8.8	United States Tax Matters

The Terms of this Plan applicable to Eligible RSU Participants subject to taxation on employment income under the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder shall be determined by taking into consideration the provisions applicable to such persons as set forth in Schedule “A” hereto.

Part 9
Terms and Conditions of Awards

9.1	Performance Conditions

The granting and vesting of RSUs may be subject to such performance conditions as may be specified by the Board in the Award Agreement. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions.

9.2	Performance Goals Generally

The performance goals for Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 9.1. Performance goals shall be objective and shall otherwise meet the requirements that the level or levels of performance targeted by the Committee result in the achievement of performance goals being “substantially uncertain”. The Committee may determine that Awards shall vest upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to the vesting of an Award. Performance goals may differ for Awards granted to any one Grantee or to different Grantees.

9.3	Business Criteria

The Board, in its sole discretion, may establish business criteria for the purpose of establishing performance goals in accordance with Section 9.1, including but not limited to, one or more of the following business criteria for the Corporation, on a consolidated basis, and/or specified Subsidiaries or business units of the Corporation (except with respect to the total shareholder return and earnings per share criteria):

(a)	total shareholder return;

(b)	such total shareholder return as compared to total return (on a comparable basis) to a peer group of similar publicly available companies or of a publicly available index such as, but not limited to, the S&P/TSX Composite Index;

(c)	past service to the Corporation;

(d)	net income;

(e)	pre-tax earnings;
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(f)	earnings before interest expense, taxes, depreciation and amortization;

(g)	pre-tax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items;

(h)	operating margin;

(i)	earnings per share;

(j)	return on equity;

(k)	return on capital;

(l)	return on investment;

(m)	operating expenses;

(n)	working capital;

(o)	ratio of debt to shareholders’ equity;

(p)	revenue;

(q)	free cash flow and free cash flow per share; and

(r)	project completion milestones.

Business criteria may be measured on an absolute basis or on a relative basis (i.e., performance relative to peer companies) and on a GAAP or non-GAAP basis.

9.4	Timing For Establishing Performance Goals

Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Awards, or at such other date as may be determined by the Board.

9.5	Written Determinations

All determinations by the Committee as to the establishment of performance goals, the amount of any Award and as to the achievement of performance goals relating to Awards, and the amount of any final Awards, shall be made in writing.

Part 10
Effect of Changes in Capitalization

10.1	Changes in Shares

If the number of issued and outstanding Shares is increased or decreased or the Shares are changed into or exchanged for a different number or kind of shares or other securities of the Corporation on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Corporation occurring after the Effective Date, the number and kind of shares for which Awards may be made under this Plan shall be adjusted proportionately and accordingly by the Corporation. In addition, the number and kind of shares for which Awards are outstanding shall be adjusted proportionately and accordingly so that the proportionate interest of the Grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event. Notwithstanding the foregoing, in the event of any distribution to the Corporation’s shareholders of securities of any other entity or other assets (including an extraordinary cash dividend but excluding a non-extraordinary dividend payable in cash or in shares of the Corporation) without receipt of consideration by the Corporation, the Corporation may, in such manner as the Corporation deems appropriate, adjust the number and kind of shares subject to outstanding Awards.

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10.2	Effect of Amalgamation or Merger

Subject to Section 10.4, if the Corporation amalgamates or otherwise completes a plan of arrangement or merges with or into another corporation, any Shares receivable on the vesting of an Award shall be converted into the securities, property or cash which the Grantee would have received upon such amalgamation, arrangement or merger if the Grantee’s Award had vested immediately prior to the record date applicable to such amalgamation, arrangement or merger, and the conversion price or ratio, as applicable, shall be adjusted appropriately by the Board.

10.3	Adjustments

Adjustments under Sections 10.1 and 10.2 relating to Shares or securities of the Corporation shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. No fractional shares or other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole Share. The Board may provide in the Award Agreement at the time of grant, or any time thereafter with the consent of the Grantee, for different provisions to apply to an Award in place of those described in Sections 10.1 and 10.2.

10.4	Effect of Takeover Bid

In the event of a Change of Control and a Grantee who was also an officer or employee of, or Consultant to, the Corporation prior to the Change of Control has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed within twelve months following the Change of Control, then all unvested Awards shall immediately vest and be settled.

10.5	No Limitations on Corporation

The making of Awards pursuant to this Plan shall not affect or limit in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets.

Part 11
General Provisions

11.1	Disclaimer of Rights

No provision in this Plan or in any Award or Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Corporation or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Corporation either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Corporation. In addition, notwithstanding anything contained in this Plan to the contrary, unless otherwise stated in the applicable Award Agreement, no Award granted under this Plan shall be affected by any change of duties or position of the Grantee, so long as such Grantee continues to be an Eligible RSU Participant. The obligation of the Corporation to issue Shares or pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation only in respect of those amounts described herein, in the manner and under the conditions prescribed herein. This Plan shall in no way be interpreted to require the Corporation to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of this Plan.

11.2	Nonexclusivity of this Plan

Neither the adoption of this Plan nor the submission of this Plan to the shareholders of the Corporation for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable.

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11.3	Withholding Taxes

The Corporation or an Affiliate, as the case may be, shall have the right to deduct from payments of any kind otherwise due to a Grantee any federal, provincial, state, or local taxes of any kind required by law to be withheld with respect to the vesting of an Award or upon the issuance of any Shares upon the vesting of an Award. At the time of such vesting, lapse, or exercise, the Grantee shall pay to the Corporation or the Affiliate, as the case may be, any amount that the Corporation or the Affiliate may reasonably determine to be necessary to satisfy such withholding obligation.

11.4	Captions

The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of this Plan or such Award Agreement.

11.5	Other Provisions

Each Award granted under this Plan may contain such other terms and conditions not inconsistent with this Plan as may be determined by the Board, in its sole discretion.

11.6	Number and Gender

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

11.7	Severability

If any provision of this Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

11.8	Governing Law

The validity and construction of this Plan and the instruments evidencing the Award hereunder shall be governed by the laws of the Province of British Columbia, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and the instruments evidencing the Awards granted hereunder to the substantive laws of any other jurisdiction.

11.9	No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

11.10	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of this Plan shall govern.

11.11	Time of Essence

Time is of the essence of this Plan and of each Award Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

Approved by the Board of Directors on April 26, 2019.

Plan approved by the shareholders of the Corporation effective June [6], 2019

Effective date of Plan: •

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Schedule “A”

Special Provisions Applicable to Participants Subject to
Section 409A of the United States Internal Revenue Code

This schedule sets forth special provisions of the Plan to which this schedule is attached that apply to Participants subject to section 409A of the United States Internal Revenue Code of 1986, as amended. Terms defined in the Plan and used herein shall have the meanings set forth in the Plan, as amended from time to time.

Definitions

In this Schedule, the following terms have the following meanings:

“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

“Section 409A” means section 409A of the Code;

“Separation From Service” shall mean that employment with the Corporation and any entity that is to be treated as a single employer with the Corporation for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is reasonably anticipated that no further services will be performed;

“Specified Employee” means a US Taxpayer who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the Code; and

“US Taxpayer” means a Participant whose compensation from the Corporation is subject to Section 409A.

2.1          Compliance with Section 409A

2.1.1       Notwithstanding any provision of the Plan to the contrary, it is intended that any payments under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each payment made in respect of Restricted Share Units shall be deemed to be a separate payment for purposes of Section 409A. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any of its subsidiaries shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any beneficiary) harmless from any or all of such taxes or penalties.

2.1.2       Solely to the extent required by Section 409A, any payment which is subject to Section 409A and which has become payable on or following Separation From Service to any employee who is determined to be a Specified Employee shall not be paid before the date which is six months after such Specified Employee’s Separation From Service (or, if earlier, the date of death of such Specified Employee). Following any applicable six month delay of payment, all such delayed payments shall be made to the Specified Employee in a lump sum on the earliest possible payment date.

2.1.3       A US Taxpayer shall be required to pay to the Corporation, and the Corporation shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the US Taxpayer, the amount of any required Applicable Withholding Taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such withholding and taxes.

2.1.4       In the event of termination of the Plan, no payments to US Taxpayers shall be made except as may permitted by Section 409A. No provision of the Plan or any amendment thereto may permit the acceleration of payments under the Plan to any US Taxpayer contrary to the provisions of Section 409A.

3.1          Amendment of Schedule

3.1.1       Notwithstanding Section 6.1 of this Plan, the Board shall retain the power and authority to amend or modify this schedule to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without the approval of any US Taxpayer.

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SCHEDULE “C”

ALEXCO RESOURCE CORP.

DEFERRED SHARE UNIT PLAN

April 26, 2019

ALEXCO RESOURCE CORP.
NEW DEFERRED SHARE UNIT PLAN
APRIL 26, 2019

Section 1 Purpose of this Plan.

This Plan is intended to promote the interests of the Corporation by attracting and retaining qualified persons to serve on the Board of Directors of the Corporation and to afford such Participants an opportunity to receive a portion of their compensation for serving as a director of the Corporation in the form of securities of the Corporation.

Section 2 Definitions.

As used in this Plan, the following terms have the following respective meanings:

“Account” means an account maintained for each Participant on the books of the Corporation which will be credited with Deferred Share Units and Dividend Equivalents, in accordance with the terms of this Plan.

“Affiliate” has the meaning ascribed to that term in the Business Corporations Act (British Columbia) as now in effect, or such other meaning, and shall include such other entities, as may be determined by the Board.

“Board” means the board of directors of the Corporation.

“Broker” means a broker independent from the Corporation or any of its subsidiaries who has been designated by the Corporation as the broker that will purchase Common Shares pursuant to this Plan and who is a member of the principal Canadian stock exchange or other public exchange on which the Common Shares are listed.

“Committee” means the Compensation Committee of the Board.

“Common Shares” means the common shares in the capital of the Corporation.

“Corporation” means Alexco Resource Corp.

“Deferred Share Unit” means a bookkeeping entry equivalent in value to a Common Share credited to a Participant’s Account in accordance with the terms of this Plan.

“Dividend Equivalent” means a bookkeeping entry equivalent in value to a dividend paid on a Common Share credited to a Participant’s Account in accordance with Section 8 of this Plan.

“Final Payment” has the meaning ascribed to that term in Section 7 of this Plan.

“Grant Agreement” means an agreement between the Corporation and a Participant under which a Deferred Share Unit is granted, substantially in the form attached hereto as Schedule “A”, as each may be amended from time to time;

“Insider” shall have the meaning set out in the Toronto Stock Exchange Company Manual.

“Non-Employee Director” means a member of the Board who is not an officer or employee of the Corporation or of any of its Affiliates.

“Non-U.S. Eligible Participant” is any Participant other than a U.S. Eligible Participant.

“Notice of Redemption” means written notice, on a prescribed form, by the Participant, or the administrator or liquidator of the estate of the Participant, to the Corporation of the Participant’s wish to redeem his or her Deferred Share Units for cash or Common Shares of the Corporation.

“Participant” means a director of the Corporation who is designated by the Committee as eligible to participate in this Plan.

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“Plan” means this Alexco Resource Corp. Deferred Share Unit Plan as set forth herein and as may be amended from time to time.

“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder as in effect from time to time.

“Share Price” means the volume weighted average trading price of the Common Shares on the TSX for the five (5) consecutive trading days immediately preceding either (a) the Termination Date (for the purposes of Section 7 below) or (b) the date of the expiration of the six-month period referenced in Section 20 or the date of death (for the purposes of Section 20 below), as applicable, or in the event such Common Shares are not traded on the TSX or other recognized stock exchange, the fair market value of such Common Shares as determined by the Committee acting in good faith.

“Termination Date” means the date upon which a Participant ceases to be a director of the Corporation and all Affiliates, including in the event of the death of the Participant.

“TSX” mean the Toronto Stock Exchange.

“U.S. Eligible Participant” refers to a Participant who, at any time during the period from the date Deferred Share Units are granted to the Participant to the date such Deferred Share Units are redeemed by the Participant, is subject to income taxation in the United States on the income received for his or her services as a director of the Corporation and who is not otherwise exempt from U.S. income taxation under the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Canada-U.S. Income Tax Convention, as amended from time to time.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

Section 3 Deferred Share Units Subject to this Plan.

(1)	The maximum number of Deferred Share Units which may be awarded under this Plan shall be two million one hundred thousand (2,100,000) or such greater number as may be approved from time to time by an ordinary resolution of the shareholders of the Corporation and the TSX.
(2)	The maximum number of Common Shares reserved for issuance under this Plan shall be two million one hundred thousand (2,100,000) or such greater number as may be approved from time to time by an ordinary resolution of the shareholders of the Corporation and the TSX.
(3)	The maximum aggregate grant date fair value (equal to the accounting fair value so determined) of awards under this Plan, together with the Corporation’s other security based compensation arrangements, as applicable, to any non-employee director in any fiscal year of the Corporation shall not exceed $150,000 excluding any one-time sign-on awards or equity granted in lieu of cash retainers, of which no more than $100,000 may be in the form of stock options.s
(4)	The number of Common Shares issued to Insiders under this Plan, or when combined with any other previously established or proposed share compensation arrangements, within any one-year period, may not exceed 10% of the outstanding issue.
(5)	The number of Common Shares issuable to Insiders under this Plan, or when combined with any other previously established or proposed share compensation arrangements, at any time, may not exceed 10% of the outstanding issue.

Section 4 Administration of Plan.

The Committee (or such senior officer of the Corporation as the Committee may designate for the purposes of Section 4(a) and (c) hereof) shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan:

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(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of this Plan and to amend and rescind such rules and regulations from time to time;
(b)	to interpret and construe this Plan and to determine all questions arising out of this Plan, and any such interpretation, construction or determination made by the Committee shall be final, binding and conclusive for all purposes;
(c)	to prescribe the form of the instruments used in conjunction with this Plan; and
(d)	to determine which members of the Board are eligible to participate in this Plan.

Section 5 Awards of Deferred Share Units.

(1)	Subject to this Section 5(1) and such other terms and conditions as the Board or the Committee may prescribe, the Committee may recommend the award of, and the Board may, acting on such recommendation, from time to time award, Deferred Share Units to a Participant at such time, in such number and effective as of such date as the Board may determine. The Board shall base its decision to award Deferred Share Units to Participants on such criteria as the Board or Committee may determine, provided that such criteria and the award shall, in any event, relate to services performed or to be performed by the Participant as a Director of the Corporation.
(2)	The award of Deferred Share Units under this Plan shall be evidenced by a Grant Agreement, signed by an authorized signatory on behalf of the Corporation. Certificates representing Deferred Share Units shall not be issued by the Corporation. Fractional Deferred Share Units will not be issued under this Plan and any fractional entitlements will be rounded down to the nearest whole number.

Section 6 Taxes and Other Source Deductions.

(1)	The Corporation or an Affiliate may withhold from any amount payable to a Participant, either under this Plan or otherwise, such amounts as are required by law to be withheld, deducted or remitted by the Corporation or an Affiliate as a consequence of his or her participation in this Plan (“Withholding Amount”). In the event that a Participant does not deliver to the Corporation or an Affiliate upon the settlement of Deferred Share Units a cash payment in an amount equal to the Withholding Amount as required in Section 7(1), the Participant shall be deemed to have elected that the Corporation shall have the right, in its discretion, to satisfy any Withholding Amount by:

(a)	selling or causing to be sold by the Corporation or by a broker or otherwise, on behalf of any Participant, such number of Common Shares issued to the Participant, as applicable, on the settlement of Deferred Share Units as is sufficient to fund the Withholding Amount and to apply the cash received on such sale of underlying Common Shares to fund the Withholding Amount;

(b)	retaining the amount necessary to satisfy the Withholding Amount from any cash amount which would otherwise be delivered, provided or paid to the Participant by the Corporation or an Affiliate, whether under this Plan or otherwise;

(c)	requiring the Participant, as a condition of redemption under Section 7(1) to reimburse the Corporation or an Affiliate for any such Withholding Amount; and/or

(d)	making such other arrangements as the Corporation may reasonably require.

(2)	The sale of Common Shares, by the Corporation, or by a Broker, under Section 6(1) above will be made on the TSX or such other stock exchange on which the Common Shares are then listed for trading
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Section 7 Redemption of Deferred Share Units.

(1)	Each Participant shall be entitled to redeem his or her Deferred Share Units during the period commencing on the business day immediately following the Termination Date and ending on the 90th day following the Termination Date by providing a written Notice of Redemption to the Corporation in the form of Schedule “B” attached hereto. In the event of the death of a Participant, the Notice of Redemption shall be filed by the administrator or liquidator of the estate of the Participant. The Board shall determine in its sole discretion whether such redemption shall be settled by:

(a)	a cash payment equal to the number of Deferred Share Units credited to the Participant’s Account as of the Termination Date multiplied by the Share Price on the Termination Date;

(b)	Common Shares purchased on the Participant’s behalf on the open market by a Broker or Common Shares issued from treasury pursuant to Section 7(3) below; or

(c)	a percentage of the number of Deferred Share Units paid out in cash and the remaining percentage of the Deferred Share Units paid out as Common Shares either purchased on the Participant’s behalf on the open market by a Broker or Common Shares issued from treasury pursuant to Section 7(3) below.

(2)	Where Common Shares are purchased on the open market on a Non-U.S. Eligible Participant’s behalf, the Corporation will remit all or a portion of the final payment to the Broker, and the Broker will be required to (within ten (10) business days) use such payment to purchase Common Shares in the open market on the TSX or any other public exchange on which the Common Shares are traded. The number of Common Shares to be purchased will be computed by taking the number of Deferred Share Units that the Non-U.S. Eligible Participant elected to receive in Common Shares, net of the number of Deferred Share Units that would equal the Withholding Amount. Any Common Shares acquired by the Broker from all or a portion of the final payment and any cash remaining therefrom shall be delivered directly to the Non-U.S. Eligible Participant forthwith as soon as practicable upon completion of such purchases. The Corporation will pay all brokerage fees arising in connection with the purchase of Common Shares by the Broker in accordance with this Plan.

(3)	Notwithstanding the foregoing, the Corporation may, in its absolute discretion and subject to the receipt of any necessary shareholder and regulatory approvals, issue to a Non-U.S. Eligible Participant such number of Common Shares from treasury that equals the number of Deferred Share Units, net of the number of Deferred Share Units that would equal the Withholding Amount, recorded in the Non-U.S. Eligible Participant’s Account on the Termination Date. If the Corporation issues Common Shares as aforesaid, such Common Shares will be issued in consideration for the past services of the Non-U.S. Eligible Participant to the Corporation and the entitlement of the Non-U.S. Eligible Participant under this Plan shall be satisfied in full by such issuance of Common Shares. The Corporation will also make a cash payment, less any Withholding Amount, to the Non-U.S. Eligible Participant with respect to the number of fractional Deferred Share Units standing to the Non-U.S. Eligible Participant’s credit after the maximum whole Common Shares have been issued by the Corporation as described above.

(4)	The Corporation will make all of the payments described in this Section 7 (referred to hereinafter as the “Final Payment”) to the Participant or the Broker within 120 days of the Termination Date. Notwithstanding Section 7(1) above, and subject to Section 20 below, in the case of a U.S. Eligible Participant, however, the Final Payment will be made the earlier of (i) “separation from service” within the meaning of Section 409A of the Code, or (ii) within 90 days of the U.S. Eligible Participant’s death. Upon making such payment to the Participant or the Broker, the Deferred Share Units upon which such payment was based shall be cancelled and no further payments shall be made from this Plan in relation to such Deferred Share Units.

(5)	In the event of the death of a Non-U.S. Eligible Participant, provided that a Notice of Redemption is not filed with the Corporation as described in this Section 7, the Corporation shall, within one calendar year of the Participant’s death, make a lump sum cash payment in each case to or for the benefit of the administrator or liquidator of the estate of the Participant. In any event, the payment date will be no later than the end of the first calendar year commencing after the Participant’s death. In the case of a U.S. Eligible Participant, the payment date will be within 90 days of the U.S. Eligible Participant’s death. The lump sum cash payment shall be equal to the number of Deferred Share Units credited to the Participant’s Account on the date of death multiplied by the Share Price as of the Termination Date, net of any Withholding Amount. If permitted by applicable law, the Participant may appoint a beneficiary of his or her rights under this Plan. For this purpose, the beneficiary must be a dependent, an individual who is a “related person” of the Participant as defined in the Income Tax Act (Canada), or the estate of the Participant.
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(6)	Neither the Deferred Share Units which may be granted pursuant to the provisions of this Plan nor the Common Shares which underly the Deferred Share Units have been registered under the U.S. Securities Act, or under any securities law of any state of the United States. Accordingly, unless the Deferred Share Unit and the Common Shares have been registered on an effective Form S-8 filed with the Securities and Exchange Commission, any U.S. Eligible Participant who is granted a Deferred Share Unit in a transaction which is subject to the U.S. Securities Act or the securities laws of any state of the United States shall represent, warrant, acknowledge and agree in the award agreement containing the Deferred Share Unit granted to the U.S. Eligible Participant that:
(a)	the U.S. Eligible Participant is acquiring the Common Shares acquired upon the redemption of the Deferred Share Units as principal and for the account of the U.S. Eligible Participant for investment purposes and without any view to distribution of the securities inside the United States;
(b)	each certificate representing Common Shares issued upon the redemption of such Deferred Share Units issued to a U.S. Eligible Participant shall bear the following legends:

“THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, OR (C) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS UPON RECEIPT BY THE CORPORATION OF A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE ACCEPTABLE TO THE CORPORATION TO SUCH EFFECT.”

“THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT GOOD DELIVERY OF THE COMMON SHARES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE.”

“A CERTIFICATE WITHOUT A LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT FOR THE COMMON SHARES OF THE CORPORATION IN CONNECTION WITH A SALE OF THE COMMON SHARES REPRESENTED HEREBY UPON DELIVERY OF THIS CERTIFICATE AND AN EXECUTED DECLARATION BY THE SELLER, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”,

provided that if such Common Shares are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act the foregoing legends may be removed by providing a written declaration by the holder to the registrar and transfer agent for the Common Shares to the following effect:

“The undersigned (a) represents and warrants that the sale of the securities of Alexco Resource Corp. (the “Corporation”) to which this declaration relates is being made in compliance with Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (b) certifies that (1) the undersigned is not (a) an “affiliate” of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act, except any officer or director of the Company who is an affiliate solely by virtue of holding such position) (b) a “distributor” as defined in Regulation S or (c) an affiliate of a distributor; (2) the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or another “designated offshore securities market”, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such Securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the Securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U. S. Securities Act); (5) the seller does not intend to replace such Securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act. The undersigned hereby acknowledges and agrees to the Corporation and its counsel may rely on the representations made herein for purposes of determining whether the sale was made pursuant to the U.S. Securities Act and the U.S. restrictive legend on the certificates representing the Securities may be removed “;

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(c)	other than as contemplated by subsection 7(6)(b) hereof, prior to making any disposition of any Common Shares which might be subject to the requirements of the U.S. Securities Act, the U.S. Eligible Participant shall give written notice to the Corporation describing the manner of the proposed disposition and containing such other information as is necessary to enable counsel for the Corporation to determine whether registration under the U.S. Securities Act or qualification under any securities laws of any state of the United States is required in connection with the proposed disposition and whether the proposed disposition is otherwise in compliance with such legislation and the regulations thereto;
(d)	other than as contemplated by subsection 7(6)(b) hereof, the U.S.Eligible Participant will not attempt to effect any disposition of the Shares owned by the U.S. Eligible Participant which might be subject to the requirements of the U.S. Securities Act in the absence of an effective registration statement relating thereto under the U.S. Securities Act or an opinion of counsel satisfactory in form and substance to counsel for the Corporation that such disposition would not constitute a violation of the U.S. Securities Act or any securities laws of any state of the United States and then will only dispose of such Shares in the manner so proposed;
(e)	the Corporation may place a notation on the records of the Corporation to the effect that none of the Common Shares acquired by the U.S. Eligible shall be transferred unless the provisions of the Plan have been complied with; and
(f)	the effect of these restrictions on the disposition of the Common Shares acquired by the U.S. Eligible Participant is such that the U.S. Participant may not be able to sell or otherwise dispose of such Shares for a considerable length of time in a transaction which is subject to the provisions of the U.S. Securities Act other than as contemplated by subsection 7(6)(b) hereof.

Section 8 Award of Dividend Equivalents.

Dividend Equivalents will be awarded in respect of Deferred Share Units in a Participant’s Account on the same basis as dividends declared and paid on Common Shares as if the Participant was a shareholder of record of Common Shares on the relevant record date. These Dividend Equivalents will be credited to the Participant’s Account as additional Deferred Share Units (or fractions thereof), with the number of additional Deferred Share Units equal to (a) the actual amount of dividends that would have been paid if the Participant had held Common Shares under this Plan on the applicable record date divided by (b) the closing price for Common Shares on the TSX on the date on which the dividends on Common Shares are payable. For greater certainty, no Deferred Share Units representing Dividend Equivalents will be credited to a Participant’s Account in relation to Deferred Share Units that have been previously cancelled or paid out of this Plan.

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Section 9 Adjustments and Reorganizations.

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of Corporation assets to shareholders, or any other change affecting shares, such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change, shall be made with respect to the number of Deferred Share Units outstanding under this Plan.

Section 10 Unfunded Plan.

This Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Deferred Share Units under this Plan, such rights shall be no greater than the rights of an unsecured creditor of the Corporation.

Section 11 Plan Amendment.

(1)	Subject to Section 11(2), the Board may at any time, and from time to time, and without shareholder approval, amend any provision of this Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	amendments to the termination provisions of Section 12;

(b)	amendments necessary or advisable because of any change in applicable securities laws;

(c)	amendments to Section 4 relating to the administration of this Plan;

(d)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature.

(2)	Any amendment shall not alter the terms or conditions of any Deferred Share Unit or impair any right of any holder of Deferred Share Units pursuant to any Deferred Share Unit granted prior to such amendment.

(3)	No amendment shall be made which prevents this Plan from continuously meeting the requirements of paragraph 6801(d) of the Income Tax Regulations (Canada) or any successor provision thereto.

(4)	Notwithstanding the foregoing, the Board shall not adopt any of the following amendments without having obtained shareholder approval thereof:

(a)	any amendment to the number of Common Shares available for issuance specified in subsection 3(1);

(b)	amendments to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; or

(c)	amendments to the Plan amendment provisions herein.

Section 12 Plan Termination.

The Committee may decide to discontinue granting awards under this Plan at any time in which case no further Deferred Share Units shall be awarded or credited under Section 5 of this Plan. Any Deferred Share Units which remain outstanding in a Participant’s Account at that time shall continue to be dealt with according to the terms of this Plan. For greater certainty, Dividend Equivalents shall continue to be awarded, as appropriate, in respect of such outstanding Deferred Share Units pursuant to Section 8 of this Plan. This Plan shall terminate when all payments owing pursuant to Section 7 of this Plan have been made and all Deferred Share Units have been cancelled in all Participants’ Accounts.

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Section 13 Final Determination.

Any determination or decision by or opinion of the Committee made or held pursuant to the terms of this Plan shall be final, conclusive and binding on all parties concerned. All rights, entitlements and obligations of Participants under this Plan are set forth in the terms of this Plan and cannot be modified by any other documents, statements or communications, except by Plan amendments referred to in Section 11 of this Plan.

Section 14 No Right to Continued Service.

Participation in this Plan shall not be construed to give any Participant a right to be retained as a director of the Corporation.

Section 15 No Other Benefit.

No amount will be paid to, or in respect of, a Participant under this Plan to compensate for a downward fluctuation in the price of Common Shares nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

Section 16 No Shareholder Rights.

Under no circumstances shall Deferred Share Units be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares nor shall any Participant be considered the owner of Common Shares by virtue of the award of Deferred Share Units.

Section 17 Reorganization of the Corporation.

The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 18 Successors and Assigns.

This Plan shall be binding on all successors and assigns of the Corporation.

Section 19 General Restrictions and Assignment.

Except as required by law, the rights of a Participant under this Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant. Notwithstanding the foregoing, if permitted by applicable law, the Participant may appoint a beneficiary of his or her rights under this Plan in accordance with subsection 7(5) of this Plan.

Section 20 Section 409A.

(1)	It is intended that the provisions of this Plan comply with Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to or for the benefit of a U.S. Eligible Participant may not be reduced by, or offset against, any amount owing by the U.S. Eligible Participant to the Corporation or any of its affiliates.

(2)	Notwithstanding anything in this Plan to the contrary, if a U.S. Eligible Participant becomes entitled to receive payment in respect of any Deferred Share Units as a result of his or her “separation from service” (within the meaning of Section 409A), and the U.S. Eligible Participant is a “specified employee” (within the meaning of Section 409A) at the time of his or her separation from service, and the Committee makes a good faith determination that (i) all or a portion of the Deferred Share Units constitute “deferred compensation” (within the meaning of Section 409A) and (ii) any such deferred compensation that would otherwise be payable during the six-month period following such separation from service is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then payment of such “deferred compensation” shall not be made to the U.S. Eligible Participant before the date which is six months after the date of his or her separation from service (and shall be paid in a single lump sum on the first day of the seventh month following the date of such separation from service) or, if earlier, the U.S. Eligible Participant’s date of death; in such event, the Final Payment will be equal to the number of Deferred Share Units credited to the U.S. Eligible Participant’s Account multiplied by the Share Price as of the expiration of such six-month period or the date of death. (For illustrative purposes only, if a U.S. Eligible Participant who is a specified employee subject to the provisions of the previous sentence incurs a separation from service on January 16 of a calendar year, any payments of deferred compensation that would be payable to such U.S. Eligible Participant during the six-month period from such January 16 through July 16 shall be accumulated and paid in a single lump sum to such U.S. Eligible Participant on July 17 of such calendar year, or, if earlier, such U.S. Eligible Participant’s date of death.)
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(3)	Each U.S. Eligible Participant, any beneficiary or the U.S. Eligible Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Eligible Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Corporation nor any affiliate shall have any obligation to indemnify or otherwise hold such U.S. Eligible Participant or beneficiary or the U.S. Eligible Participant’s estate harmless from any or all of such taxes or penalties. Notwithstanding any provision of this Plan to the contrary, in the event that the Committee determines that any amounts payable hereunder will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Corporation may (i) adopt such amendments to this Plan and Deferred Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by this Plan and Deferred Share Units hereunder and/or (ii) take such other actions as the Committee determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

Section 21 Interpretation.

In this Plan words importing the singular meaning shall include the plural and vice versa, and words importing the masculine shall include the feminine and neuter genders.

Section 22 Governing Law.

The validity, construction and effect of this Plan and any actions taken or relating to this Plan shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Section 23 Currency.

All amounts paid or values to be determined under this Plan shall be in Canadian dollars.

Section 24 Severability.

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision of this Plan and any invalid or unenforceable provision shall be severed from this Plan.

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Section 25 Notice.

Any notice, direction, payment or other communication required, permitted or contemplated by this Plan shall be in writing and shall be sufficiently given if mailed by prepaid registered mail or delivered to the Corporation at its head office (presently Suite 1225, 555 Burrard Street, Box 216, Vancouver, BC V7X 1M9) and to the Participant at his or her address as shown on the books and records of the Corporation. Any such notice or other communication, if mailed, shall be deemed to have been given on the fifth day (including Saturdays, Sundays and statutory holidays) after the date of mailing and, if delivered, at the time of delivery, as the case may be. Any party may, at any time or from time to time by notice given as aforesaid to the parties, change its address for such notice or other communication.

Approved by the Board of Directors on April 26, 2019.

Plan approved by the shareholders of the Corporation effective June [6], 2019.

Effective date of Plan: •

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SCHEDULE “A”

ALEXCO RESOURCE CORP.
DEFERRED SHARE UNIT GRANT AGREEMENT

Name:                    •[name of Participant]

Award Date:         •[insert date]

Alexco Resource Corp. (the “Corporation”) has adopted the Deferred Share Unit Plan (the “Plan”). Your award is governed in all respects by the terms of the Plan, and the provisions of the Plan are hereby incorporated by reference. Capitalized terms used and not otherwise defined in this Grant Agreement shall have the meanings set forth in the Plan. If there is a conflict between the terms of this Grant Agreement and the Plan, the terms of the Plan shall govern.

Your Award:                                                  The Corporation hereby grants to you [•] Deferred Share Units, which shall be payable on the Termination Date.

PLEASE SIGN AND RETURN A COPY OF THIS GRANT AGREEMENT TO THE CORPORATION.

By your signature below, you acknowledge that you have received a copy of the Plan and have reviewed, considered and agreed to the terms of this Grant Agreement and the Plan.

Signature:    _______________________________

Date:             _______________________________

ALEXCO RESOURCE CORP.

Name:
Title:

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SCHEDULE “B”

ALEXCO RESOURCE CORP. (THE “CORPORATION”)

NOTICE OF REDEMPTION

 I, _____________________________________________________________________________, in respect of the

(print name)

Deferred Share Units that were granted to me as a Director of the Corporation, hereby elect to redeem _________________________ Deferred Share Units.

If the Corporation elects to settle all or a portion of my Deferred Share Units in cash, I acknowledge that the Corporation will deduct applicable withholding taxes in accordance with the Deferred Share Unit Plan.

If the Corporation elects to settle my Deferred Share Units with Common Shares or insufficient cash to pay applicable withholding taxes, I under take to (check one):

( ) (i) provide the Corporation with sufficient funds in full payment for the applicable withholding taxes; or

( ) (ii) direct that such number of Common Shares are to be sold, and the proceeds of such Common Shares delivered to the Corporation, as is necessary to put the Company in funds equal to the amount that would have otherwise been required in (i) above.

Date:
(Name of Participant)

(Signature of Participant)

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Schedule “D”

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

This Mandate identifies the specific responsibilities of the Board of Directors of the Company (the ”Board”). The Board is responsible for the stewardship of the Company and oversees the management of the business and affairs of the Company to maximize long term financial strength and shareholder value. The Board also sets and oversees policies and standards, including corporate governance principles and guidelines, which promote the integrity of the Company and its officers and employees, and protect the interests of shareholders. The Board may discharge certain of its responsibilities identified in this Mandate by delegating certain duties to committees of the Board and management. The specific duties delegated to each such committee are outlined in the respective charter for each committee.

COMPOSITION

The Chair of the Board should be “independent” as defined in National Instrument 52-110 - Audit Committees. Where this is not appropriate, an independent director should be appointed to act as “lead director”. The Chair, or lead director if the Chair is not independent, shall act as the effective leader of the Board and shall be responsible to ensure that the Board executes this Mandate effectively, efficiently, and independently of management. Upon resignation of a member of the Board, such vacancy shall be filled by appointment by the Board, taking into consideration the recommendation(s) of the Nominating & Corporate Governance Committee, as soon as practical.

RESPONSIBILITIES

Leadership and Integrity

To promote leadership and integrity throughout the Company, the Board, with the assistance of the committees as appropriate, selects senior management, directors, officers and advisors who the Board believes will conduct themselves with utmost integrity and will comply with the Board’s directions and policies and applicable laws and regulations. The Board, with the assistance of the Nominating & Corporate Governance Committee, determines the number of directors, nominates a majority of directors who are independent of management and who have appropriate skills and experience in order to create an effective Board, and selects a director who is independent of management to serve as chair (or lead director) of the Board.

On at least an annual basis, through the appropriate committees, the Board reviews the ongoing performance of management, directors and officers and committees of the Board. To the extent feasible, whilst conducting such reviews, the applicable committees also satisfy themselves as to the integrity of the Chief Executive Officer (“CEO”) and other executive officers of the Company and evaluate the extent to which the CEO and other executive officers of the Company create a culture of integrity throughout the Company. In addition, each of the independent members of the committees meet from time to time as necessary, and the independent members of the Board meet at least annually separately from other members of the Board and management, in order to help ensure that the interests of the Company and its shareholders can be considered independently of any contribution from non-independent members of the Board and management.

Strategic Planning

The Board, in consultation with management, annually reviews and approves the strategic direction for the Company and the process for implementing the plan. The Board provides direction to the CEO and other senior management to ensure the strategic direction set by the Board is followed. The Board receives reports of management on a regular basis throughout the year on the current and proposed operations of the Company and reviews the opportunities of the Company and assesses risks to which the Company is exposed so that the direction can be adjusted where required. At each Board meeting, recent developments that may impact the Company’s strategic direction are reviewed and revisions to the direction and operations are made as required. The Board reviews the human and corporate resources required to achieve the goals of the strategic direction and approves the Company’s annual capital and operating plans, material equity and debt financing, material contracts and material acquisitions and divestitures. All such plans and reports may be orally presented to the Board or may be in written form if so required by the Board.

Dealing with Risks

The Board, on at least an annual basis and in participation with management, reviews and identifies what it perceives to be the principal risks to the Company and reviews management’s plans for monitoring and managing those risks. The Board shall instruct management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized and to implement and monitor appropriate procedures and systems in accordance with normal industry practice and applicable laws and regulations. The Board also reviews the systems in place for managing the risks, including insurance coverage, to determine the adequacy of such risk management systems. The Board may from time to time appoint committees or advisors to assist in assessing different risks.

Succession Planning and Performance Reviews

The Board, through the Nominating & Corporate Governance Committee, annually identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals should the need arise. The Board's policy is to select individuals who have the required expertise and therefore would require minimal training in order to assume their role with the Company. The CEO is assigned the responsibility of ensuring the new person is informed of the Company's policies and practices and would be instructed to arrange additional training if required.

The CEO has primary responsibility for supervising, reviewing and reporting to the Board, through the Compensation Committee, on the performance of other senior management. The Board also reviews on an annual basis the performance of the CEO against the performance criteria established from time to time.

Communication

The Code of Business Conduct and Ethics governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

The Company has established measures for its stakeholders to provide feedback to the Board. Stakeholders may contact the Company Ethics Officer or the Chair of the Audit Committee, who can provide stakeholders with direct contact to the independent directors of the Company. Please refer to the Code of Business Conduct and Ethics for the contact information of the Company Ethics Officer and the Chair of the Audit Committee.

Internal Controls and Management Information Systems

The effectiveness of the Board and the success of the Company are tied to the effectiveness and integrity of the Company's internal control and management information systems. To maintain the effectiveness and integrity of the Company's financial controls, the Board, through the Audit Committee and the oversight of the Company’s auditors, oversees the implementation and monitoring of internal control and management information systems, takes an active role in overseeing the operations of the Company and assesses information provided by management.

Corporate Governance Principles and Guidelines

The Board has appointed the Nominating & Corporate Governance Committee which is composed solely of independent directors and which has overall responsibility for developing the Company’s approach to corporate governance. In particular, the Committee is responsible for reviewing legal requirements and trends regarding corporate governance, reviewing the Company’s corporate governance policies, practice and compliance, and monitoring and assessing the functioning of the Board and committees of the Board. The Board has adopted the Company’s Code of Business Conduct and Ethics which sets forth guiding principles for the business operations of the Company. Subject to committee delegation, the Board is responsible for monitoring the Code of Business Conduct and Ethics. Waivers from the Code of Business Conduct and Ethics for the benefit of the directors or executive officers of the Company may be granted only by the Board.

Expectations and Responsibilities of Directors

The Board has adopted Terms of Reference for Directors which set forth the expectations and responsibilities of individual directors. The Terms of Reference for Directors prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations and advise the Chair of all directorships or other positions held in public and non-public companies, regularly attend and prepare for Board and committee meetings and comply with all applicable laws and regulations, and policies and guidelines established for the Company.

Orientation and Continuing Education

The Board will ensure that all new incoming directors receive a comprehensive orientation such that all new directors fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and resources that the Company expects from its directors). The Board will ensure that all new directors understand the nature and operation of the Company’s business. The Board will provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current.

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SPECIFIC DUTIES AND TASKS

In addition to the above responsibilities, the Board’s mandate includes the following duties and tasks:

1.	Reviewing and approving any proposed changes to the Company’s notice of articles or articles.
2.	Taking responsibility for, and appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.
3.	Approving payment of distributions to shareholders.
4.	Approving any offerings, issuances or repurchases of share capital or other securities.
5.	Approving the establishment of credit facilities and any other long-term commitments.
6.	Developing clear position descriptions or terms of reference for the Chair of the Board, the Chair of each Board committee and the CEO (which includes delineating management's responsibilities).
7.	Developing or approving the corporate goals and objectives that the CEO is responsible for meeting.
8.	Selecting and appointing the CEO, the President and the Chief Financial Officer (“CFO”), evaluation of and (if necessary) termination of the CEO, the President and the CFO, and approving the hiring of any other senior executive or appointment of any corporate officer.
9.	Succession planning and other human resource issues.
10.	Approving the compensation of the senior executive officers, including performance bonus plans and stock options (if any).
11.	Adopting a strategic planning process, approving the strategic direction on at least an annual basis, and monitoring performance against such strategic direction.
12.	Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.
13.	Reviewing policies and procedures to identify business risks, identifying the principal business risks and ensuring that systems and actions are in place to monitor them.
14.	Reviewing policies and processes to ensure that the Company’s internal control and management information systems are operating properly.
15.	Approving the financial statements, MD&A and other continuous disclosure requirements in accordance with applicable laws, and making a recommendation to shareholders for the appointment of auditors.
16.	Approving the Company’s Code of Business Conduct and Ethics, and other codes, mandates and policies, and monitoring their effectiveness and application.
17.	Assessing the contribution of the Board, committees and individual directors annually, and planning for succession of the Board and senior management.
18.	To the extent feasible, attending each meeting of the Board.
19.	To the extent feasible, reviewing the applicable meeting materials in advance of each meeting of the Board.
20.	Developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines specifically tailored to the Company and in accordance with all applicable laws and regulations, including any stock exchange upon which the Company's securities are traded.
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BOARD MEETING PROCESS

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the directors may be called and held at such time and at such place as the Board may by resolution from time to time determine. Any director may call a meeting of the Board at any time.

Notice of Meeting

The Chair (or his or her delegate) of the Board shall arrange to provide notice of the time and place of every meeting in writing (including by email or facsimile) to each director at least 24 hours prior to the time fixed for such meeting, provided, however, that a director may in any manner waive a notice of a meeting. Attendance of a director at a meeting constitutes a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The Chair will also attempt to ensure that an agenda for the meeting and all required materials for review by the members of each committee are delivered to the members with sufficient time for their review.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of directors as the Board may from time to time determine according to the articles of the Company.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution. A member of the Board will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

Minutes of Board Meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at in a timely manner after such meeting. Minutes of the meetings of each of the committees meetings will be made available to each Board member.

Meetings of Independent Directors

The independent directors on the Board should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

Effective date

Updated and adopted by the Board effective March 13, 2019.

4

Schedule “E”

COMPENSATION COMMITTEE CHARTER

GENERAL

The Compensation Committee, under the supervision of the Board of Directors of the Company (the “Board”), has the overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hire, retain and inspire the Company’s President, Chief Executive Officer, Chief Financial Officer and other executive officers (collectively, “Management”) and certain key employees and non-executive officers below the vice-president level (collectively, “Non-Management Officers”) and for recommending compensation for directors.

The term “compensation” shall include salary, bonus, stock options, securities issuable pursuant to incentive-compensation plans and equity-based plans, severance arrangements and other compensatory rights or benefits, direct or indirect, as applicable.

COMPOSITION

The Compensation Committee shall be comprised of a minimum of three (3) directors of the Company, all of whom shall be “independent” as defined in section 1.4 of National Instrument 52-110 - Audit Committees. Upon resignation of a member of the Compensation Committee, such vacancy shall be filled by appointment by the Board as soon as practical.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Compensation Committee the following powers and duties to be performed by the Compensation Committee on behalf of and for the Board.

The Compensation Committee shall:

(a)	review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation for directors who serve on the Board or its committees;
(b)	review on an annual basis, and from time to time as required, and recommend to the Board for approval as necessary the performance targets and corporate goals relevant to Management compensation, and evaluate the performance of Management based on such goals;
(c)	review and recommend to the Board for approval the proposed appointment of any person to Management;
(d)	review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation of Management, considering all relevant matters including the goals of the Company and the effectiveness of Management in achieving such goals, the skill, qualifications and level of responsibility of Management, and compensation provided by comparative companies;
(e)	approve, determine and review as necessary from time to time the compensation of Non-Management Officers, considering all relevant matters including the goals of the Company and the effectiveness of such Non-Management Officers in achieving those goals, the skill, qualifications and level of responsibility of the Non-Management Officers, and compensation provided by comparative companies, provided that such approval and determination shall be subject to any applicable Board policies;
(f)	review and approve the Company's stock option plan, employee benefit plans and other compensatory plans adopted by the Company and review and approve benefits to be granted under such plans to Management, and Non-Management Officers as applicable, in accordance with any guidelines established by the Board;
(g)	with the assistance of Management, monitor trends in compensation of directors and management, review and recommend to the Board for approval as necessary the Company's compensation policies and plans;
(h)	review and recommend to the Board for approval all of the Company's executive compensation disclosure, including compensation philosophy, before it is publicly disclosed;
(i)	review and recommend to the Board for approval all disclosure regarding the Company's stock option plans, employee benefit plans and other compensatory plans adopted by the Company that are submitted for shareholder approval;

(j)	review and approve all reports of the Compensation Committee in preparing the annual information circular, annual information form or other filings required in accordance with relevant securities laws as applicable; and
(k)	conduct an annual assessment of its performance and report the results of such assessment to the Board.

It shall be the general policy of the Company not to grant loans to directors, Management or Non-Management Officers.

The Compensation Committee shall have authority to engage and compensate outside advisors to review the Company’s compensation program and assist the Compensation Committee in carrying out its duties, as appropriate.

The Compensation Committee shall conduct a portion of each meeting without the presence of either Management or Non-Management Officers as the Committee deems necessary.

The Compensation Committee shall also have such other powers and duties as are delegated to it by the Board from time to time.

EFFECTIVE DATE

This Compensation Committee Charter was updated and adopted by the Board effective March 13, 2019.

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QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

North American Toll Free

1-877-452-7184

Collect Calls Outside North America

416-304-0211

Email: assistance@laurelhill.com

CORPORATE HEADQUARTERS 1225 - 555 Burrard St. Vancouver, BC V7X 1M9 Canada	Tel: 604.633.4888 Fax: 604.633.4887 Email: info@alexcoresource.com Website: www.alexcoresource.com	SHARE LISTING INFORMATION NYSE American:AXU TSX:AXR